                                           Filed Pursuant to Rule 424(b)(3)
                                           Registration No. 333-13337

                                [SFX/MMR LOGO]


                               SUPPLEMENT NO. 1
                                      TO
            JOINT PROXY STATEMENT/PROSPECTUS DATED OCTOBER 4, 1996

   The information contained in this Supplement No. 1 supplements the Joint Proxy Statement/Prospectus, dated October 4, 1996 (the "Joint Proxy Statement/Prospectus"), of SFX Broadcasting, Inc. ("SFX") and Multi-Market Radio, Inc. ("MMR") relating to the 1996 Annual Meeting of Stockholders of SFX (the "SFX Annual Meeting") and the Special Meeting of Stockholders of MMR (the "MMR Special Meeting"), each of which is scheduled to be held on November 22, 1996. This Supplement No. 1, together with the Annexes attached hereto, should be read in conjunction with the Joint Proxy Statement/Prospectus, a copy of which is included herewith. All capitalized terms used in this Supplement No. 1 (including the Annexes attached hereto) which are not defined herein shall have the meanings given them in the Joint Proxy Statement/Prospectus.

   This Supplement No. 1 is being delivered to all holders of SFX Shares and MMR Shares as of October 1, 1996, the record date for the SFX Annual Meeting and the MMR Special Meeting. This Supplement No. 1 and a copy of the Joint Proxy Statement/Prospectus are first being mailed to stockholders of SFX and MMR on or about October 29, 1996.

   SEE PAGES S-5 AND S-6 OF THIS SUPPLEMENT NO. 1 FOR A DISCUSSION OF SFX'S FINANCING PLAN AND CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY THE STOCKHOLDERS OF SFX AND MMR.

   Consistent with its business strategy, SFX has entered into a number of additional acquisitions. These additional acquisitions are described below and historical financial statements for certain of the acquisitions are included herein. This Supplement No. 1 also includes revised pro forma financial information of SFX, which gives effect to the additional acquisitions. There can be no assurance that any of the acquisitions described herein will be consummated. Pursuant to the terms of the Merger Agreement, MMR has consented to SFX entering into each of the acquisitions described herein.

ADDITIONAL ACQUISITIONS AND OTHER RECENT DEVELOPMENTS

   THE CBS EXCHANGE. On September 25, 1996, SFX entered into an agreement with CBS Inc. pursuant to which SFX agreed to exchange WHFS-FM, serving the Baltimore, Maryland and Washington, D.C. markets, for KTXQ-FM and KRRW-FM, both serving the Dallas, Texas market (the "CBS Exchange"). The CBS Exchange is intended to qualify as a like-kind exchange under Section 1031 of the Code. The closing of the CBS Exchange is subject to certain closing conditions, including among others, the prior receipt of approval from the FCC and the expiration or termination of any applicable waiting period under the HSR Act.

   THE SECRET COMMUNICATIONS ACQUISITION. On October 15, 1996, SFX entered into an Asset Purchase Agreement with Secret Communications Limited Partnership, a privately-held entity ("Secret Communications"), pursuant to which SFX agreed to acquire substantially all of the assets (the "Secret Communications Acquisition") used in the operation of nine radio stations located in three markets:

                                                                   (continued)

                            ------------------------
            The date of this Supplement No. 1 is October 28, 1996.

WTAM-AM and WLTF-FM, both serving the Cleveland, Ohio market; WFBQ-FM, WRZX-FM and WNDE-AM, each serving the Indianapolis, Indiana market; and WDVE-FM, WXDX-FM, WDSY-FM and WJJJ-FM, each serving the Pittsburgh, Pennsylvania market. Two of the radio stations, WDSY-FM and WJJJ-FM (collectively, the "Third Party Stations"), are not yet owned by Secret Communications. Secret Communications currently operates the Third Party Stations under an LMA. Secret Communications has entered into an agreement to acquire these two stations from a third party and it is anticipated that the acquisition of the Third Party Stations by Secret Communications will occur prior to the consummation of the Secret Communications Acquisition.

   The purchase price for the nine stations is $300.0 million, subject to certain downward adjustments based upon the cash flow of the stations to be acquired. SFX has deposited $15.0 million in escrow in order to secure its obligations under the purchase agreement. It is anticipated that the Secret Communications Acquisition will be consummated during the second or third quarter of 1997.

   The closing of the Secret Communications Acquisition is subject to certain closing conditions, including among others, the expiration or termination of any applicable waiting period under the HSR Act and the prior receipt of approval from the FCC.

   The purchase agreement may be terminated by either party (i) prior to February 16, 1997, if broadcast cash flow, as defined in the purchase agreement, does not achieve a specified amount, (ii) if the closing of the Secret Communications Acquisition does not occur before September 30, 1997 (unless such date is extended by the parties), or (iii) at any time, if the purchase agreement relating to the Third Party Stations is terminated.

   THE DELSENER/SLATER ACQUISITION. On October 11, 1996, SFX entered into an agreement to acquire privately-owned Delsener/Slater Enterprises, Ltd. ("Delsener/Slater"), a concert promotion company, for approximately $24.0 million (the "Delsener/Slater Acquisition"). Management of SFX believes that the acquisition will present the opportunity for SFX to take advantage of potential synergies between the radio broadcasting business and the concert promotion business. The acquisition is subject to customary closing conditions, including the expiration of all applicable waiting periods under the HSR Act, and is currently scheduled to close in the first quarter of 1997. It is anticipated that Delsener/Slater will become an independent division of SFX and will retain its current name, management and corporate location.

   THE SFX HARTFORD ACQUISITION. On October 23, 1996, SFX entered into an agreement to acquire the outstanding shares of WWYZ, Inc. ("WWYZ") and an affiliated entity for $25.5 million, subject to adjustment under certain circumstances (the "SFX Hartford Acquisition" ). WWYZ owns and operates radio station WWYZ-FM, serving the Hartford, Connecticut market. SFX has deposited $2.5 million in escrow to secure its obligations under the purchase agreement. The SFX Hartford Acquisition is subject to customary closing conditions, including the prior approval of the FCC and the expiration or termination of any applicable waiting period under the HSR Act. The purchase is scheduled to close by February 1, 1997.

   THE TEXAS COAST ACQUISITION. MMR has entered into a purchase agreement with Texas Coast Broadcasters, Inc. ("Texas Coast") pursuant to which MMR has agreed to acquire substantially all of the assets (other than the real property upon which the radio tower is located) of KQUE-FM and KNUZ-AM, both serving the Houston, Texas market, for an aggregate purchase price of approximately $43.0 million, including payments in connection with a non-competition agreement and certain matters related to the lease on the real property containing the radio tower (the "Texas Coast Acquisition"). SFX, on behalf of MMR, deposited in escrow $2.0 million to secure MMR's obligation under the purchase agreement. MMR has agreed to transfer to SFX its rights under the purchase agreement. Because of an identified environmental problem related to the real property upon which the radio tower is located, SFX has elected to lease the radio tower and obtain indemnification secured by an insurance bond with respect to such property. The consummation of the Texas Coast Acquisition is conditioned upon the expiration or termination of any applicable waiting period under the HSR Act. It is anticipated that the Texas Coast Acquisition will be consummated in the first quarter of 1997.

   The definition of "Pending Acquisitions," as used in the Joint Proxy Statement/Prospectus, is revised to read as follows: "Pending Acquisitions" means, collectively, the Merger, the Richmond Acquisition, the

 Albany Acquisition, the Charlotte Exchange, the Greensboro Acquisition, the Houston Exchange, the Chancellor Exchange, the CBS Exchange, the Secret Communications Acquisition, the Delsener/Slater Acquisition, the SFX Hartford Acquisition and the Texas Coast Acquisition.

   Upon consummation of the Pending Acquisitions (including the Merger) and the Pending Disposition, SFX will own and operate or provide programming to or sell advertising on behalf of 80 radio stations (62 FM and 18 AM radio stations) in 23 markets. SFX is, and after the Pending Acquisitions and the Pending Disposition will continue to be, diverse in terms of format and geographic markets.

   The following chart sets forth certain information with respect to SFX's stations after giving effect to the Pending Acquisitions (other than the Merger) and the Pending Disposition:

                                                                             NUMBER OF
                                                                              STATIONS
                                                                             FOLLOWING
                                                                              PENDING
                                                                            ACQUISITIONS                     1995
                                               NUMBER OF                    (OTHER THAN      COMBINED      COMBINED
                                               STATIONS       NUMBER OF     THE MERGER)       MARKET        MARKET
                                   MARKET      CURRENTLY     STATIONS TO        AND          AUDIENCE      REVENUE
             MARKET                 RANK       OWNED(1)      BE ACQUIRED    DISPOSITION       SHARE         SHARE
------------------------------  ----------  -------------  -------------  --------------  ------------  ------------
                                                                             AM      FM
                                                                          ------  ------
NORTHEAST REGION
  Providence, RI ..............      31            3              -           1       2        14.9%         28.3%
  Hartford, CT ................      41            3              1           1       3        17.9%         16.3%
  Albany, NY ..................      57            4              1(2)        2       3        23.3%         32.4%
MID-SOUTH ATLANTIC REGION
  Charlotte, NC ...............      37            1              3           -       4        21.6%         30.0%
  Greensboro, NC ..............      42            3              1(2)        2       2        11.8%         13.7%
  Nashville, TN ...............      44            2              -           -       2        24.1%         27.3%
  Greenville-Spartanburg, SC  .      59            4              -           1       3        29.3%         43.4%
MID-ATLANTIC REGION
  Pittsburgh, PA ..............      19            -              4           -       4        19.6%         25.5%
  Cleveland, OH ...............      22            -              2           1       1         4.6%         13.0%
  Indianapolis, IN ............      36            -              3           1       2        16.9%         25.2%
  Raleigh-Durham, NC ..........      50            4              -           -       4        24.6%         35.8%
  Richmond, VA ................      56            1              4           -       5        30.0%         38.3%
SOUTHERN REGION
  Jacksonville, FL ............      53            4              2           2       4        30.7%         44.8%
  Jackson, MS .................     118            6              -           2       4        32.3%         56.0%
SOUTHWEST REGION
  Dallas, TX ..................       7            -              2           -       2         4.9%          5.8%
  Houston, TX .................       9            1              3           1       3        14.6%         15.8%
  San Diego, CA ...............      15            2              -           -       2         6.4%         10.1%
  Tucson, AZ ..................      62            4              -           2       2        22.1%         26.2%
  Wichita, KS .................      91            3              -           1       2        17.4%         21.0%
                                            -------------  -------------  ------  ------
   Total ......................                   45             26          17      54

------------

   (1) Does not include eight radio stations, all of which are currently owned by SFX, which are to be transferred by SFX in the Dallas Disposition, the Houston Exchange, the Chancellor Exchange, the Charlotte Exchange and the CBS Exchange.

   (2) SFX currently provides programming and sells advertising pursuant to an LMA on one station in the Greensboro, North Carolina market and currently sells advertising pursuant to a JSA on one station in the Albany, New York market.

   As a result of the additional acquisitions discussed above, the following stations should be added to the chart which appears on pages 103 and 104 of the Joint Proxy Statement/Prospectus;

                                                                                                  1995
                                                                      STATION RANK               STATION   TOTAL NUMBER
                      MARKET         STATION            TARGET        AMONG TARGET   AUDIENCE    REVENUE  OF STATIONS IN
     STATION (1)       RANK        FORMAT (2)      DEMOGRAPHICS (2)   DEMOGRAPHICS     SHARE      RANK        MARKET
-------------------  -------- -------------------  ---------------- --------------  ---------- ---------  --------------
NORTHEAST REGION
Hartford, CT            41
WWYZ-FM (18) .......          Country              Adults 25-54             2           7.6%       NR           21

MID-ATLANTIC REGION
Pittsburgh, PA          19
WDVE-FM (19) .......          Rock                 Adults 25-54             1           9.2%        2           47
WDSY-FM (19) .......          Country              Adults 25-54             2           7.6%        6           47
WXDX-FM (19) .......          Alternative          Adults 18-34             5           2.8%       13           47
WJJJ-FM (19) .......          Smooth Jazz          Adults 25-54            NR            NR        15           47

Cleveland, OH           22
WLTF-FM (19) .......          AC                   Women 25-54              1           4.6%        5           29
WTAM-AM (19) .......          News/Talk            Men 25-54               NR            NR         9           29

Indianapolis, IN        36
WFBQ-FM (19) .......          Album Oriented Rock  Adults 25-54             1          11.3%        1           30
WRZX-FM (19) .......          Alternative          Adults 18-34             3           4.5%        8           30
WNDE-AM (19) .......          News/Talk            Adults 25-54            14*          1.1%       13           30

SOUTHWEST REGION
Dallas, TX               7
KTXQ-FM (20) .......          Album Oriented Rock  Adults 25-49            17           2.7%       15           47
KRRW-FM (20) .......          70s Oldies           Adults 25-54            12           2.2%       18           47

Houston, TX              9
KQUE-FM(21) ........          AC                   Adults 35 & over         1           5.1%       14           50
KNUZ-AM(21) ........          News/Talk            Adults 35-64            NR            NR        NR           50

------------

*        Indicates ranking is tied with another station.

NR       Not rated.

(18)     To be acquired by SFX in the SFX Hartford Acquisition.

(19) To be acquired by SFX from Secret Communications, which owns or has agreed to acquire each of the indicated stations.

(20)     To be acquired by SFX in the CBS Exchange.

(21)     To be acquired by SFX in the Texas Coast Acquisition.

   In addition, WHFS-FM, serving the Washington, D.C./Baltimore, Maryland markets, is deleted from the chart on page 103 of the Joint Proxy Statement/Prospectus (along with footnote 12 to such chart), and footnote 15 (relating to KQUE-FM and KNUZ-FM, Houston, Texas) of the chart which appears on pages 103 and 104 of the Joint Proxy Statement/Prospectus is deleted.

 FINANCING PLAN

   SFX will be required to obtain additional financing in order to consummate the Pending Acquisitions. SFX is currently exploring a number of alternatives, including offerings of equity and/or debt securities and borrowings under the New Credit Agreement. SFX's ability to issue preferred stock or debt securities and to make borrowings under the New Credit Agreement may be significantly impacted by the covenants in the New Credit Agreement and/or the indenture relating to its 10.75% Senior Subordinated Notes due 2006 ("Indenture").

   SFX has made certain assumptions in the preparation of the Unaudited Pro Forma Condensed Combined Financial Statements of SFX, as set forth on Annex A attached hereto, with respect to the financing of the Pending Acquisitions, including an offering of preferred stock and common stock and borrowings under the New Credit Agreement. There can be no assurance that any financings by SFX will be on the terms set forth in the assumptions referred to above.

   In the event that SFX were to issue preferred stock pursuant to the financing plan, as assumed in the pro forma financial information, the rights of the holders of SFX Shares could be adversely affected with respect to dividend, liquidation, conversion, voting or other rights. In the event that SFX were to issue common stock, as assumed in the pro forma financial statements, the voting rights of existing stockholders will be diluted and the price at which the SFX Class A Shares trade may be adversely affected. In the event that Proposal 2 is not approved by the SFX stockholders, SFX will not have a sufficient number of authorized shares in order to consummate a common stock offering.

   SFX has received a firm commitment from its lender for a senior credit facility of $225.0 million and expects to enter into the New Credit Agreement relating to such facility. It is expected that SFX's obligations under the New Credit Agreement will be secured by substantially all of its assets, including property, stock of subsidiaries and accounts receivable, and will be guaranteed by SFX's subsidiaries. It is expected that the New Credit Agreement will prohibit SFX from utilizing funds available thereunder unless SFX meets certain specified financial ratios, such as total leverage and senior leverage ratios.

   SFX's ability to implement the financing plan, as assumed in the pro forma financial information (the combination of preferred stock and common stock and borrowings under the New Credit Agreement), is dependent on improvements in Broadcast Cash Flow of SFX's existing stations and the stations which SFX has agreed to acquire and there can be no assurance that these improvements will be realized. In the event that improvements in Broadcast Cash Flow are not achieved, SFX may be required to alter the financing plan assumed in the pro forma financial information.

RISK FACTORS

   INCREASED SCRUTINY BY THE ANTITRUST AGENCIES. Adoption of the Recent Legislation in February 1996 eliminated the national ownership limits and liberalized the local ownership limits on radio station ownership by a single company. However, the Antitrust Agencies have indicated that in certain cases ownership of the number of radio stations permitted by the Recent Legislation may result in the undue concentration of ownership within a market or otherwise have an anti-competitive effect. The Antitrust Agencies are increasingly scrutinizing acquisitions of radio stations and the entering into of JSAs and LMAs. In particular, the Department of Justice ("DOJ") has indicated that a prospective buyer of a radio station may not enter into an LMA in connection with the acquisition of such station before expiration of the applicable waiting period under the HSR Act. In a recent case, the DOJ has also for the first time required the termination of a radio station JSA that in the opinion of the DOJ would have given a radio station owner, together with its proposed acquisition of other radio stations in the market, control over more than 60% of the sales of radio advertising time in the market. Certain of the Pending Acquisitions and the JSAs entered into by SFX have been the subject of inquiries from the Antitrust Agencies. There can be no assurance that future inquiries or policy and rule-making activities of the Antitrust Agencies will not impact SFX's operations (including existing stations or markets), expansion strategy or its ability to realize the benefits management had anticipated obtaining following the adoption of the Recent Legislation.

   REVISION TO RISK FACTORS ENTITLED "SUBSTANTIAL LEVERAGE; INABILITY TO SERVICE OBLIGATIONS" AND "HISTORICAL LOSSES." The following sentence replaces, and is substituted for, the fifth and sixth sentences of the risk factor entitled "Substantial Leverage; Inability to Service Obligations":
"For the year ended December 31, 1995 and the six months ended June 30, 1996, on a pro forma basis after giving effect to the Recent Acquisitions and the Transactions, as if all such transactions had occurred on January 1, 1995,

 SFX's earnings (defined as earnings before income taxes and fixed charges) would have been insufficient to cover its fixed charges (defined as interest on all indebtedness and amortization of deferred financing costs) by $22.3 million and $32.0 million, respectively, and would have been insufficient to cover its combined fixed charges and preferred stock dividends by $48.7 million and $45.2 million, respectively."

   The following sentence replaces, and is substituted for, the second sentence of the risk factor entitled "Historical Losses": "On a pro forma basis, after giving effect to the Recent Acquisitions and the Transactions, as if such transactions had occurred on January 1, 1995, for the year ended December 31, 1995 and the six months ended June 30, 1996 SFX would have had a net loss of approximately $22.3 million and $32.0 million, respectively."

FINANCIAL INFORMATION

   REVISED UNAUDITED PRO FORMA FINANCIAL INFORMATION OF SFX AND HISTORICAL FINANCIAL INFORMATION OF CERTAIN BUSINESSES TO BE ACQUIRED. The "Unaudited Pro Forma Condensed Combined Financial Statements of SFX" contained in the Joint Proxy Statement/Prospectus have been revised, as set forth in Annex A attached hereto, to reflect the CBS Exchange, the Secret Communications Acquisition, the Delsener/Slater Acquisition, the SFX Hartford Acquisition and the Texas Coast Acquisition. The "Summary Consolidated Financial Data of SFX" and "Comparative Per Share Data" information contained in the "Summary" of the Joint Proxy Statement/Prospectus have been revised, as set forth in Annex B attached hereto, to reflect the new pro forma financial information. Historical financial statements of certain of the acquisitions described in this Supplement No. 1 are included in Annex C attached hereto.

   The definition of "Broadcast Cash Flow," as used in the Joint Proxy Statement/Prospectus, is revised to read as follows: "Broadcast Cash Flow" means net revenues (including, where applicable, fees earned on a pro forma basis by SFX pursuant to the SCMC Termination Agreement, and concert revenues less concert costs of Delsener/Slater) less station operating expenses.

   EXPERTS. The combined balance sheets of The Secret Stations: Cleveland, Indianapolis, Pittsburgh as of June 30, 1996 and 1995 and the related combined statements of operations and cash flows for the year ended June 30, 1996 and the eleven month period ended June 30, 1995, included in Annex C attached hereto, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of such firm as experts in giving said report.

   The financial statements of KTXQ-FM and KRRW-FM (divisions of CBS Inc.) at December 31, 1995 and 1994 and for the years then ended, which are included in Annex C attached hereto, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

   The financial statements of Texas Coast Broadcasters, Inc. at December 31, 1995 and 1994 and for the years then ended, which are included in Annex C attached hereto, have been audited by Mohle, Adams, Till, Guidry & Wallace, LLP, independent auditors, as set forth in their report appearing herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

NEW PROXY CARDS FOR SFX AND MMR

   Enclosed herewith is a new proxy card for SFX or MMR, as appropriate. The new proxy card should be completed and sent to the proxy tabulator in the event that (i) a holder of SFX Shares or MMR Shares has not previously mailed a proxy card or (ii) a holder of SFX Shares or MMR Shares has previously mailed a proxy card and wishes to change his or her vote. In the event that a holder of SFX Shares or MMR Shares has previously mailed a proxy card and does not wish to change his or her vote, a new proxy card need not be completed.

   Due to a printer's error, the proxy card previously sent to holders of SFX Shares contained the name of John F. Catanzaro as a nominee to the Board of Directors of SFX. Mr. Catanzaro is not a nominee to the Board of Directors of SFX nor has he agreed to serve as a director of SFX. The proxies named in the proxy card previously sent to the stockholders of SFX intend to vote for all nominees listed thereon other than Mr. Catanzaro.

                                                                       ANNEX A

      UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF SFX

   The Unaudited Pro Forma Condensed Combined Balance Sheet at June 30, 1996 is presented as if SFX had completed (i) the Liberty Acquisition, including the Washington Dispositions (as defined herein) and Chancellor Exchange (as defined herein); (ii) the Prism Acquisition, including the Louisville Dispositions (as defined herein); (iii) the Greensboro Acquisition (as defined herein) and Jackson Acquisitions (as defined herein); (iv) the Dallas Disposition (as defined herein); (v) the Richmond Acquisition (as defined herein); (vi) the Charlotte Exchange (as defined herein); (vii) the Albany Acquisition (as defined herein); (viii) the Merger, including the MMR Hartford Acquisition, MMR Myrtle Beach Acquisition, MMR A Dispositions, and exercise of all outstanding MMR Class A Warrants and the exchange of all outstanding MMR Class B Warrants in the MMR Exchange Offer; (ix) the Secret Communications Acquisition; (x) the Delsener/Slater Acquisition; (xi) the SFX Hartford Acquisition; and (xii) the Texas Coast Acquisition. The transactions set forth above are collectively referred to as the "Pending Transactions As Of June 30, 1996." No adjustment has been made to the Unaudited Pro Forma Condensed Combined Balance Sheet for the Houston Exchange or the CBS Exchange as they will be recorded at historical cost.

   The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1995 and six months ended June 30, 1996 are presented as if SFX had completed the Recent Acquisitions and the Transactions as of January 1, 1995. The MMR Myrtle Beach Acquisition, the MMR Myrtle Beach Disposition, and the Albany Acquisition have not been reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations as they would not have a material impact.

   In the opinion of management, all adjustments necessary to fairly present this pro forma information have been made. The Unaudited Pro Forma Condensed Combined Financial Statements are based upon, and should be read in conjunction with, the historical financial statements and the respective notes to such financial statements included in Annex C and those contained in the Forms 8-K filed with the Commission on May 9, 1996 and May 30, 1996. Such financial statements constitute all of the financial statements required by the Commission to be included in the Unaudited Pro Forma Condensed Combined Financial Statements of SFX. The pro forma information does not purport to be indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of SFX's future results if the aforementioned transactions are completed. SFX cannot predict whether the consummation of the Acquisitions or the Dispositions will conform to the assumptions used in the preparation of the Unaudited Pro Forma Condensed Combined Financial Statements.

   The Unaudited Pro Forma Statement of Operations data include adjustments to station operating expenses to reflect anticipated savings that management believes it will be able to achieve through the implementation of its strategy. No cost savings have been reflected for the Secret Acquisition and certain other acquisitions. Management is currently evaluating potential cost savings opportunities and anticipates that there will be additional savings associated with these acquisitions. However, there can be no assurance that SFX will be able to achieve such savings.

   As used herein, (i) "Greensboro Acquisition" means the acquisition by SFX of the assets of WHSL-FM, operating in Greensboro, North Carolina, for $6.0 million; (ii) "Jackson Acquisitions" means, collectively, the acquisitions by SFX of the assets of WJDX-FM, WSTZ-FM and WZRX-AM, each operating in Jackson, Mississippi; (iii) "Charlotte Exchange" means the exchange by SFX of WTDR-FM, operating in Charlotte, North Carolina, and $64.8 million for WSSS-FM, WRFX-FM and WKNS-FM, each operating in Charlotte, North Carolina; (iv) "Chancellor Exchange" means the exchange by SFX of four radio stations, operating in the Long Island, New York market, for two radio stations in the Jacksonville, Florida market and a payment of $11.0 million; and (v) "Additional Acquisitions" means, collectively, the acquisitions by SFX of all of the assets of radio stations WROQ-FM, operating in Greenville, South Carolina; WJDX-FM, WSTZ-FM and WZRX-AM, each operating in Jackson, Mississippi; WTRG-FM and WRDU-FM, both operating in Raleigh-Durham, North Carolina; and WHSL-FM, WMFR-AM, WMAG-FM and WTCK-AM, each operating in Greensboro, North Carolina.

 SFX BROADCASTING, INC. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                JUNE 30, 1996
                                (IN THOUSANDS)

                                    LIBERTY
                                  ACQUISITION       PRISM
                                   INCLUDING     ACQUISITION     GREENSBORO
                       SFX         WASHINGTON     INCLUDING     ACQUISITIONS       OTHER
                  BROADCASTING,  DISPOSITIONS &   LOUISVILLE     AND JACKSON   ACQUISITIONS/    RICHMOND    CHARLOTTE
                     INC. AS       CHANCELLOR    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS   ACQUISITION    EXCHANGE
                     REPORTED     EXCHANGE (1)       (2)             (3)            (4)           (5)          (6)
                  ------------- -------------- --------------  -------------- -------------- ------------- ----------
ASSETS
Current assets  ..   $405,381       $ 24,725       $ 7,904         $  726         $10,541       $ 4,460      $(64,800)

Property and
 equipment, net  .     28,635         14,079         7,483          1,546          (1,193)        1,597             -
Intangible
 assets, net  ....    202,726         94,062        14,997          2,262          (9,061)        9,580        64,800

Other assets  ....     24,710             --            --             --              (2)           66            --

----------------- ------------- -------------- --------------  -------------- -------------- ------------- ----------
Total assets  ....   $661,452       $132,866       $30,384         $4,534         $   285       $15,703      $     --
                  ============= ============== ==============  ============== ============== ============= ==========








                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                                     PRO FORMA FOR
                                                                                          THE
                                                                                      TRANSACTIONS            PRO FORMA FOR
                      SECRET                                                           AS OF JUNE              THE PENDING
                  COMMUNICATIONS   DELSENER/                             PRO FORMA      30, 1996              TRANSACTIONS
                    ACQUISITION     SLATER    SFX HARTFORD TEXAS COAST  ADJUSTMENTS   (OTHER THAN    MERGER    AS OF JUNE
                        (7)       ACQUISITION ACQUISITION  ACQUISITION      (8)       THE MERGER)      (9)      30, 1996
                  -------------- ----------- ------------  ----------- ------------- ------------- --------- -------------
ASSETS
Current assets  ..    $11,546       $11,688      $1,485       $2,408     $(212,500)(a) $   98,896   $(43,245)  $   55,651
                                                                           (81,487)(b)
                                                                            (7,904)(b)
                                                                            (6,200)(c)
                                                                              (726)(c)
                                                                           (38,800)(d)
                                                                            (4,460)(d)
                                                                            (6,285)(e)
                                                                            (2,000)(f)
                                                                            (1,000)(g)
                                                                           145,101 (h)
                                                                           300,000 (h)
                                                                           (11,546)(i)
                                                                          (300,000)(i)
                                                                           (19,953)(j)
                                                                           (25,500)(k)
                                                                           (41,500)(l)
                                                                            (2,408)(l)

Property and
 equipment, net  .      7,058         2,678          39          167                       62,089      3,685       65,774
Intangible
 assets, net  ....     57,644             -           -            -       120,737 (a)    996,125    142,388    1,138,513
                                                                            64,270 (b)
                                                                             8,692 (c)
                                                                            29,174 (d)
                                                                             6,285 (e)
                                                                             1,000 (g)
                                                                           235,040 (i)
                                                                            18,368 (j)
                                                                            33,600 (k)
                                                                            41,949 (l)
Other assets  ....        258            37          --          532        (5,263)(b)     14,038       (164)      13,874
                                                                            (6,300)(c)
----------------- -------------- ----------- ------------  ----------- ------------- ------------- --------- -------------
Total assets  ....    $76,506       $14,403      $1,524       $3,107     $ 230,384     $1,171,148   $102,664   $1,273,812
                  ============== =========== ============  =========== ============= ============= ========= =============


                                    LIBERTY
                                  ACQUISITION       PRISM
                                   INCLUDING     ACQUISITION     GREENSBORO
                       SFX         WASHINGTON     INCLUDING     ACQUISITIONS       OTHER
                  BROADCASTING,  DISPOSITIONS &   LOUISVILLE     AND JACKSON   ACQUISITIONS/    RICHMOND    CHARLOTTE
                     INC. AS       CHANCELLOR    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS   ACQUISITION    EXCHANGE
                     REPORTED     EXCHANGE (1)       (2)             (3)            (4)           (5)          (6)
                  ------------- -------------- --------------  -------------- -------------- ------------- ----------
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities  ....   $ 18,579       $  9,047       $ 2,399         $  203          $  --        $   799        $ --

Other liabilities       1,254            754            --             --            --             996         --

Long-term debt
 (incl. current
 portion):
 New Credit
  Agreement  .....         --             --            --             --            --              --         --
 Senior
  subordinated
  notes  .........    450,000             --            --             --            --              --         --
 Acquired company
  debt  ..........         --         71,517        15,695             --            --          14,529         --

Other debt  ......      1,369             --            --             --            --              --         --

Deferred taxes  ..      7,415          8,093            --             --            --              --         --

Minority interest          --             --            --             --            --              --         --
Redeemable
 preferred stock:
 Preferred stock
  offering  ......         --             --            --             --            --              --         --
 Series B Notes  .      1,836             --            --             --            --              --         --
 Series C
 Preferred  Stock       1,592             --            --             --            --              --         --
 Series D
  Preferred Stock     149,500             --            --             --            --              --         --

Stockholders'
 equity  .........     29,907         43,455        12,290          4,331           285            (621)        --

----------------- ------------- -------------- --------------  -------------- -------------- ------------- ----------
Total liabilities
 and
 stockholders'
 equity  .........   $661,452       $132,866       $30,384         $4,534          $285         $15,703        $--
                  ============= ============== ==============  ============== ============== ============= ==========






                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                                     PRO FORMA FOR
                                                                                          THE
                                                                                      TRANSACTIONS           PRO FORMA FOR
                      SECRET                                                           AS OF JUNE             THE PENDING
                  COMMUNICATIONS   DELSENER/                             PRO FORMA      30, 1996             TRANSACTIONS
                    ACQUISITION     SLATER    SFX HARTFORD TEXAS COAST  ADJUSTMENTS   (OTHER THAN    MERGER   AS OF JUNE
                        (7)       ACQUISITION ACQUISITION  ACQUISITION      (8)       THE MERGER)     (9)      30, 1996
                  -------------- ----------- ------------  ----------- ------------- ------------- -------- -------------
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities  ....    $ 3,245       $   26        $913         $198       $ (2,399)(b)  $ 29,198    $ 2,423    $ 31,621
                                                                              (203)(c)
                                                                              (799)(d)
                                                                            (3,245)(i)
                                                                               214 (l)
                                                                               419 (j)
                                                                              (198)(l)
Other liabilities          --        9,826          --           --           (996)(d)    15,315                 15,315
                                                                             2,547 (j)
                                                                               934 (l)
Long-term debt
 (incl. current
 portion):
 New Credit
  Agreement  .....         --           --          --           --        145,101 (h)   145,101         --     145,101
 Senior
  subordinated
  notes  .........         --           --          --           --             --       450,000         --     450,000
 Acquired company
  debt  ..........     46,994                       --           --        (71,517)(a)        --         --          --
                                                                           (15,695)(b)
                                                                           (14,529)(d)
                                                                           (46,994)(i)
Other debt  ......         --           --          --           --             --         1,369         --       1,369

Deferred taxes  ..         --           --          --           27         23,209 (a)    47,428     13,116      60,544
                                                                             8,711 (k)
                                                                               (27)(l)
Minority interest          --           --          --           --          1,617 (d)     1,617         --       1,617
Redeemable
 preferred stock:
 Preferred stock
  offering  ......         --           --          --           --        150,000 (h)   150,000         --     150,000
 Series B Notes  .         --           --          --           --             --         1,836         --       1,836
 Series C
 Preferred  Stock          --           --          --           --         (1,592)(f)        --         --          --
 Series D
  Preferred Stock          --           --          --           --             --       149,500         --     149,500
Stockholders'
 equity  .........     26,267         4,551         611        2,882       (43,455)(a)   179,784     87,125     266,909
                                                                           (12,290)(b)
                                                                            (4,331)(c)
                                                                               621 (d)
                                                                              (408)(f)
                                                                           150,000 (h)
                                                                           (26,267)(i)
                                                                            (4,551)(j)
                                                                              (611)(k)
                                                                            (2,882)(l)
----------------- -------------- ----------- ------------  ----------- ------------- ------------- -------- -------------
Total liabilities
 and
 stockholders'
 equity  .........    $76,506       $14,403      $1,524       $3,107      $230,384    $1,171,148   $102,664  $1,273,812
                  ============== =========== ============  =========== ============= ============= ======== =============

        NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(1) Liberty Acquisition
    Reflects the Liberty Acquisition for $237.5 million adjusted for the Washington Dispositions of $25.0 million and the Chancellor Exchange (SFX will receive $11.0 million in cash in the Chancellor Exchange). No gain or loss was recognized in connection with the Washington Dispositions or the Chancellor Exchange.

                                                 LIBERTY AS     WASHINGTON     CHANCELLOR    LIBERTY AS
                                                  REPORTED     DISPOSITIONS     EXCHANGE      ADJUSTED
                                               ------------  --------------  ------------  -------------
                                                                     (IN THOUSANDS)
ASSETS
Current assets ...............................    $ 13,725       $      --      $ 11,000      $ 24,725
Property and equipment, net ..................      15,439         (1,360)            --        14,079
Intangible assets, net .......................     128,702        (23,640)       (11,000)       94,062
                                               ------------  --------------  ------------  -------------
  Total assets ...............................    $157,866       $(25,000)      $      0      $132,866
                                               ============  ==============  ============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities ..........................    $  9,047       $      --      $     --      $  9,047
Other liabilities ............................         754             --             --           754
Long-term debt ...............................      71,517             --             --        71,517
Deferred taxes ...............................       8,093             --             --         8,093
Stockholders' equity .........................      68,455        (25,000)            --        43,455
                                               ------------  --------------  ------------  -------------
  Total liabilities and stockholders' equity      $157,866       $(25,000)      $      0      $132,866
                                               ============  ==============  ============  =============

(2) Prism Acquisition
    Reflects the Prism Acquisition for $105.25 million adjusted for the Louisville Dispositions of $18.5 million. No gain or loss was recognized on the Louisville Dispositions.

                                                 PRISM AS     LOUISVILLE      PRISM AS
                                                 REPORTED    DISPOSITIONS     ADJUSTED
                                               ----------  --------------  -------------
                                                             (IN THOUSANDS)
ASSETS
Current assets ...............................   $ 7,904       $      --       $ 7,904
Property and equipment, net ..................     9,122         (1,639)         7,483
Intangible assets, net .......................    31,858        (16,861)        14,997
                                               ----------  --------------  -------------
  Total assets ...............................   $48,884       $(18,500)       $30,384
                                               ==========  ==============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities ..........................   $ 2,399       $      --       $ 2,399
Long-term debt ...............................    15,695                        15,695
Stockholders' equity .........................    30,790        (18,500)        12,290
                                               ----------  --------------  -------------
  Total liabilities and stockholders' equity     $48,884       $(18,500)       $30,384
                                               ==========  ==============  =============

 (3) Greensboro Acquisition and the Jackson Acquisitions
     Reflects the acquisition of radio stations (i) WHSL-FM from HMW Communications, Inc. in the Greensboro Acquisition for a purchase price of approximately $6.0 million, (ii) WSTZ-FM and WZRX-AM from Lewis Broadcasting, Inc. and WJDX-FM from Spur Jackson, L.P. in the Jackson Acquisitions for a purchase price of $6.5 million. The aggregate purchase price is $12.5 million.

                                                                                GREENSBORO
                                                                                ACQUISITION
                                                                                  AND THE
                                                 GREENSBORO       JACKSON         JACKSON
                                                 ACQUISITION    ACQUISITIONS    ACQUISITION
                                               -------------  --------------  -------------
                                                               (IN THOUSANDS)
ASSETS
Current assets ...............................     $  484          $  242         $  726
Property and equipment, net ..................      1,164             382          1,546
Intangible assets, net .......................      1,252           1,010          2,262
                                               -------------  --------------  -------------
  Total assets ...............................     $2,900          $1,634         $4,534
                                               =============  ==============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities ..........................     $  171          $   32         $  203
Stockholders' equity .........................      2,729           1,602          4,331
                                               -------------  --------------  -------------
  Total liabilities and stockholders' equity       $2,900          $1,634         $4,534
                                               =============  ==============  =============

(4) Other Acquisitions and Dispositions
    To reflect the Dallas Disposition for $11.5 million which is net of payment anticipated to be made to the seller of the station to SFX. See note 8(f) for the effect of the related redemption of SFX's Series C Preferred Stock.

                                                 SALE PROCEEDS     KTCK-AM     ADJUSTMENT
                                               ---------------  -----------  ------------
                                                              (IN THOUSANDS)
ASSETS
Current assets ...............................      $11,500       $   (959)     $10,541
Property and equipment, net ..................           --         (1,193)      (1,193)
Intangible assets, net .......................           --         (9,061)      (9,061)
Other assets .................................           --             (2)          (2)
                                               ---------------  -----------  ------------
  Total assets ...............................      $11,500       $(11,215)     $   285
                                               ===============  ===========  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity .........................       11,500        (11,215)         285
                                               ---------------  -----------  ------------
  Total liabilities and stockholders' equity        $11,500       $(11,215)     $   285
                                               ===============  ===========  ============

No adjustment has been made to the pro forma balance sheet for the Houston Exchange or the CBS Exchange as they will be recorded at historical cost.

 (5) Richmond Acquisition
     To reflect the acquisition of 96% interest in ABS, which will acquire the assets of radio stations WKHK-FM, WBZU-FM and WVGO-FM/WLEE-FM, for approximately $38.8 million.

                                                                       WVGO-FM/     RICHMOND
                                                 WKHK-FM    WBZU-FM    WLEE-FM     ACQUISITION
                                               ---------  ---------  ----------  -------------
                                                                (IN THOUSANDS)
ASSETS
Current assets ...............................   $ 2,530    $  366      $1,564       $ 4,460
Property and equipment, net ..................        79       948         570         1,597
Intangible assets, net .......................     4,855     1,057       3,668         9,580
Other assets .................................                  66                        66
                                               ---------  ---------  ----------  -------------
  Total assets ...............................   $ 7,464    $2,437      $5,802       $15,703
                                               =========  =========  ==========  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities ..........................   $   248    $  113      $  438       $   799
Other liabilities ............................       996        --          --           996
Long-term debt ...............................    11,000       504       3,025        14,529
Stockholders' equity .........................    (4,780)    1,820       2,339          (621)
                                               ---------  ---------  ----------  -------------
  Total liabilities and stockholders' equity     $ 7,464    $2,437      $5,802       $15,703
                                               =========  =========  ==========  =============

(6) Charlotte Exchange
    To reflect the exchange of radio station WTDR-FM and $64.8 million cash for WSSS-FM, WRFX-FM and WNKS-FM. No adjustment (other than to reflect the cash paid) has been made for the Charlotte Exchange as it will be recorded at historical cost.

                                                 CHARLOTTE
                                                  EXCHANGE
                                              --------------
                                               (IN THOUSANDS)
ASSETS
Current assets ..............................     $(64,800)
Intangible assets, net ......................       64,800
                                              --------------
  Total assets ..............................     $      0
                                              ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity ........................     $      0
                                              --------------
  Total liabilities and stockholders' equity      $      0
                                              ==============

 (7) The Secret Stations Acquisition
     Reflects the combination of the Secret Stations balance sheet at June 30, 1996 with the balance sheet of the Third Party Stations to be acquired by Secret Communications.

                                                            THIRD PARTY     TOTAL
                                                 SECRET      STATIONS      SECRET
                                               ---------  -------------  ---------
                                                          (IN THOUSANDS)
ASSETS
Current assets ...............................   $10,041      $1,505       $11,546
Property and equipment, net ..................     5,994       1,064         7,058
Intangible assets, net .......................    57,458         186        57,644
Other assets .................................       258                       258
                                               ---------  -------------  ---------
  Total assets ...............................   $73,751      $2,755       $76,506
                                               =========  =============  =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities ..........................   $ 3,245                   $ 3,245
Long-term debt, including current portion  ...    46,994                    46,994
Stockholders' equity .........................    23,512      $2,755        26,267
                                               ---------  -------------  ---------
  Total liabilities and stockholders' equity     $73,751      $2,755       $76,506
                                               =========  =============  =========

(8) Pro Forma Adjustments

  a. To reflect the Liberty Acquisition for $237,500,000 net of proceeds received from the Washington Dispositions of $25,000,000, the recording of the related excess of the purchase price paid over the net book value of the assets carried on the adjusted balance sheet of $120,737,000 and incremental deferred taxes of $23,209,000 and the adjustments to remove the long-term debt of $71,517,000 which is not being assumed, and the stockholders' equity of $43,455,000 of the Liberty Acquisition.

  b. To reflect the Prism Acquisition for $105,250,000 net of proceeds received from the Louisville Dispositions of $18,500,000 and net of deposit of $5,263,000, the recording of the related excess of the purchase price paid over the net book value of the assets carried on the adjusted balance sheet of $64,270,000 and adjustments to remove the current assets of $7,904,000, current liabilities of $2,399,000, long term debt of $15,695,000 and stockholders' equity of $12,290,000.

  c. To reflect the $12,500,000 purchase price of the Greensboro Acquisition and the Jackson Acquisitions, net of deposit of $6,300,000, the recording of the related excess of the purchase price paid over the net book value of the assets carried on the adjusted balance sheet of $8,692,000 and the adjustments to remove the current assets of $726,000, current liabilities of $203,000, and stockholders' equity of $4,331,000.

  d. To reflect the Richmond Acquisition for $38,800,000, the recording of the related excess of the purchase price paid over the net book value of the assets carried on the adjusted balance sheet of $29,174,000, the minority interest of $1,617,000 and adjustments to remove the current assets of $4,460,000, current liabilities of $799,000, other liabilities of $996,000, long term debt of $14,529,000 and stockholders' deficit of $621,000.

  e. To reflect additional acquisition costs related to the Pending Acquisitions as of June 30, 1996 and deferred financing costs related to the New Credit Agreement.

  f. In connection with the Dallas Disposition, SFX expects to redeem its Series C Redeemable Convertible Preferred Stock for approximately $2 million, which will result in a corresponding charge of $408,000 to the gain or loss on the Dallas Disposition.

  g.        To reflect the Albany Acquisition for $1,000,000.

   h. SFX expects to raise additional financing in the form of common stock, redeemable preferred stock and funding under the New Credit Agreement to finance the Pending Acquisitions. For purposes of the pro-forma financial statements SFX has assumed that it will issue 3,500,000 shares of common stock to realize net proceeds of approximately $150,000,000, issue 11% redeemable preferred stock to realize net proceeds of $150,000,000, and borrow $145,101,000 under the New Credit Agreement. There can be no assurance that any financings by SFX will be on the terms set forth in the assumptions referred to above. (See "Financing Plan").

  i. To reflect the Secret Communications Acquisition for $300,000,000, the related excess of the purchase price paid over net book value of the assets carried on the adjusted balance sheet of $235,040,000 and the adjustments to remove $11,546,000 of current assets, $3,245,000 of current liabilities and $46,994,000 of long term debt which are not being assumed, and the equity of $26,267,000.

  j. To reflect the Delsener/Slater Acquisition for $22,919,000, $19,953,000 in cash and future payments with a net present value of $2,966,000 ($419,000 of which is payable within one year), the recording of related excess of the purchase price paid over net book value of the assets carried on the adjusted balance sheet of $18,368,000, and an adjustment to remove stockholders' equity of $4,551,000.

  k. To reflect the SFX Hartford Acquisition for $25,500,000 (including working capital), the recording of related excess of the purchase price paid over net book value of the assets carried on the adjusted balance sheet of $33,600,000 and the related incremental deferred taxes of $8,711,000, and an adjustment to remove the stockholders' equity of $611,000.

  l. To reflect the Texas Coast Acquisition for $42,648,000, $41,500,000 in cash and future payments with a net present value of $1,148,000 ($214,000 of which is payable within one year), the recording of the related excess of the purchase price paid over the net book value of the assets carried on the adjusted balance sheet of $41,949,000 and adjustments to remove current assets of $2,408,000, current liabilities of $198,000, deferred taxes of $27,000 and stockholders' equity of $2,882,000.

(9) Merger

                                                                 MULTI-MARKET RADIO, INC.
                                       --------------------------------------------------------------------------
                                                                          MMR
                                            AS           MMR A          HARTFORD       PRO FORMA
                                         REPORTED   DISPOSITIONS(A)  ACQUISITION(B)   ADJUSTMENTS     AS ADJUSTED
                                       ----------  ---------------  --------------  --------------  -------------
                                                                      (IN THOUSANDS)
ASSETS
Current assets .......................   $ 5,470        $ 5,600         $     --      $(18,000)(b)     $(43,245)
                                                                                        13,200 (b)
                                                                                       (46,849)(c)
                                                                                        (2,666)(d)
Property and equipment, net ..........     3,649           (303)            339                 --        3,685
Intangible assets, net ...............    48,434         (3,797)          4,197         71,424 (e)      142,388
                                                                         13,464          6,000 (c)
                                                                                         2,666 (d)
Other assets .........................     7,256         (5,000)             --         (2,420)(f)         (164)
                                       ----------  ---------------  --------------  --------------  -------------
  Total assets .......................   $64,809        $(3,500)        $18,000       $ 23,355         $102,664
                                       ==========  ===============  ==============  ==============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities ..................   $ 4,843             --         $     --      $ (2,420)(f)     $  2,423
Other liabilities ....................     3,500         (3,500)             --                --             0
Long-term debt .......................    40,849             --              --        (40,849)(c)            0
Deferred taxes .......................     7,241             --              --          5,875 (e)       13,116
Stockholders' equity .................     8,376             --          18,000         13,200 (b)       87,125
                                                                                       (18,000)(b)
                                                                                       (13,200)(e)
                                                                                        78,749 (e)
                                       ----------  ---------------  --------------  --------------  -------------
  Total liabilities and stockholders'
   equity ............................   $64,809        $(3,500)        $18,000       $  23,355        $102,664
                                       ==========  ===============  ==============  ==============  =============

------------

(a) Represents the sale of WRXR-FM and WKGB-FM which occurred in July 1996 for $5,000,000 and pending sale of KOLL-FM for $4,100,000. In the aggregate, a loss of approximately $1,596,000 has been recognized during the six months ended June 30, 1996 relating to the sales, principally relating to WRXR-FM and WKBG-FM. Current assets include $5,600,000 of proceeds to be received in connection with the dispositions (total sale proceeds of $10,050,000 less $4,450,000 received in connection with the KOLL-FM and WRSF-FM dispositions).

(b) To reflect the MMR Hartford Acquisition for $18,000,000, including corresponding excess of purchase price paid, $13,464,000 over net book value of assets acquired, and the adjustment to remove the stockholders' equity of $18,000,000. SFX loaned MMR approximately $20.0 million pursuant to the SFX Loan for the purposes of financing the MMR Hartford Acquisition and for working capital. It is also assumed that the MMR Class A Warrants will be exercised for net proceeds of approximately $13,200,000.

(c) Repayment of $40,849,000 of existing MMR indebtedness and approximately $6,000,000 related to prepayment premiums which will increase the purchase price of MMR.

(d) Includes acquisition costs associated with the Merger of $1,666,000 and the $1,000,000 purchase price of the MMR Myrtle Beach Acquisition.

(e) To reflect the Merger, assuming SFX's stock price is $44 per share, at an estimated purchase price of $87,125,000 including the excess of the purchase price paid over the net book value of the assets acquired, including deferred taxes, of $71,424,000.

(f) To eliminate payable/receivable between SFX and MMR.

                            SFX BROADCASTING, INC.
        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                        SIX MONTHS ENDED JUNE 30, 1996
                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                               LIBERTY
                             ACQUISITION
                              INCLUDING
                              WASHINGTON       PRISM
                   SFX       DISPOSITIONS   ACQUISITION                     OTHER
              BROADCASTING,      AND         INCLUDING                  ACQUISITIONS/  RICHMOND     CHARLOTTE
                   INC.       CHANCELLOR    LOUISVILLE     ADDITIONAL   DISPOSITIONS  ACQUISITION    EXCHANGE
               AS REPORTED   EXCHANGE(1) DISPOSITIONS(2) ACQUISITIONS(3)     (4)          (5)           (6)
              ------------- ------------  -------------  ------------- -------------  ------------ ---------
Net broadcast
 revenues ...    $ 47,554      $23,919        $12,404       $  4,728       $(4,529)      $ 4,548     $5,154
Concert
 revenue, net
Station and
 other
 operating
 expenses ...      33,177       16,059         10,175          2,869        (5,281)        4,150      3,580

Depreciation,
 amortization
 and
 acquisition
 related
 costs ......     4,648**        5,013          1,118          1,492          (188)          712         --

Corporate
 expenses ...       2,790          452            746            111            60           401        129

Other .......      27,489           --             --             --        (1,600)           --         --
              ------------- ------------  -------------  ------------- -------------  ------------ ---------
Operating
 income .....     (20,550)       2,395            365            256         2,480          (715)     1,445
Interest
 expense,
 including
 amortization
 of deferred
 financing
 costs ......       9,588        3,319            714            382          (954)          638         13

Other expense
 (income) ...      (2,298)       5,934             --        (11,948)           --            --          8

Income tax
 expense
 (benefit) ..          --       (3,380)            --             45           423            --         --
Minority
 interest
 income
 (loss) .....
              ------------- ------------  -------------  ------------- -------------  ------------ ---------
Net income
 (loss) .....     (27,840)      (3,478)          (349)        11,777         3,011        (1,353)     1,424
Preferred
 stock
 dividend
 requirement          967           --             --             --            --            --         --
              ------------- ------------  -------------  ------------- -------------  ------------ ---------
Net loss
 applicable
 to common
 shares .....    $(28,807)     $(3,478)       $  (349)      $ 11,777       $ 3,011       $(1,353)    $1,424
              ============= ============  =============  ============= =============  ============ =========
Net loss per
 common share    $  (3.87)
Average
 common
 shares
 outstanding        7,448

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                                            PRO FORMA
                                                                                             FOR THE
                  SECRET      DELSENER/                                                   TRANSACTIONS            PRO FORMA
              COMMUNICATIONS    SLATER   TEXAS COAST     CBS    SFX HARTFORD  PRO FORMA    OTHER THAN              FOR THE
              ACQUISITION(7) ACQUISITION ACQUISITION EXCHANGE(8) ACQUISITION ADJUSTMENTS(9) THE MERGER MERGER(10) TRANSACTIONS
              -------------- ----------- ----------- --------- ------------ ------------  ------------ -------- ------------
Net broadcast
 revenues ...     $20,719                   $2,112     $  (577)    $2,127      $  2,770 (a) $ 120,929*  $11,509   $  132,438
Concert
 revenue, net                 $3,507****                                                        3,507****              3,507****
Station and
 other
 operating
 expenses ...      14,600                    1,427         572      1,727        (2,645)(b)    79,797     6,622       86,419
                                                                                    (75)(l)
                                                                                   (538)(m)
Depreciation,
 amortization
 and
 acquisition
 related
 costs ......       2,330            375        26          --          3         2,609 (c)    19,078     1,726       20,804
                                                                                    391 (d)
                                                                                    162 (e)
                                                                                    279 (f)
                                                                                    108 (n)

Corporate
 expenses ...         861             --        --          --         --           953  (g)    3,743       626        4,369
                                                                                 (2,760)(g)
Other .......         159             --       (43)       (396)        --                      25,609       546       26,155
              -------------- ----------- ----------- --------- ------------ ------------  ------------ -------- ------------
Operating
 income .....       2,769          3,132       702        (753)       397         4,287        (3,791)    1,989       (1,802)
Interest
 expense,
 including
 amortization
 of deferred
 financing
 costs ......       1,425             --        --          --         (3)       24,187 (h)    32,618        --       32,618
                                                                                    799 (h)
                                                                                (13,667)(h)
                                                                                  6,017 (h)
                                                                                    160 (o)
Other expense
 (income) ...          --            (37)       --         (74)        --        (5,934)(i)    (2,429)      --       (2,429)
                                                                                 11,920 (i)
Income tax
 expense
 (benefit) ..          --             --        --         423         --         2,489 (i)         --       --           --
Minority
 interest
 income
 (loss) .....                                                                      (10) (k)       (10)                 (10)
              -------------- ----------- ----------- --------- ------------ ------------  ------------ -------- ------------
Net income
 (loss) .....       1,344          3,169       702      (1,102)       400       (21,675)      (33,970)    1,989      (31,981)
Preferred
 stock
 dividend
 requirement           --             --        --          --         --               (j)    13,209        --       13,209
              -------------- ----------- ----------- --------- ------------ ------------  ------------ -------- ------------
Net loss
 applicable
 to common
 shares .....     $ 1,344     $    3,169    $  702     $(1,102)    $  400      $(33,917)   $  (47,179)  $ 1,989   $  (45,190)
              ============== =========== =========== ========= ============ ============  ============ ======== ============
Net loss per
 common share                                                                              $    (4.31)            $    (3.55)
Average
 common
 shares
 outstanding                                                                                   10,948***              12,738







      * Includes $2,770,000 of fees from Triathlon; see Note 9(a).

     ** Includes $277,000 of acquisition related costs.

    *** Represents total shares outstanding at 12/31/95 plus 3.5 million additional shares assumed to be issued in connection with the financing of the Additional Acquisitions described on pages 1 through 3.

   **** Comprised of $10,785,000 of Concert and related revenue, net of concert costs of $7,278,000. The Company is currently evaluating alternative classification presentations of the Delsener/Slater Acquisition.

                            SFX BROADCASTING, INC.
        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                         YEAR ENDED DECEMBER 31, 1995
                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                               LIBERTY
                             ACQUISITION
                              INCLUDING
                             WASHINGTON      PRISM
                   SFX      DISPOSITIONS  ACQUISITION                    OTHER
              BROADCASTING,      AND       INCLUDING     ADDITIONAL    ACQUISITIONS/  RICHMOND      CHARLOTTE
                   INC.      CHANCELLOR    LOUISVILLE   ACQUISITIONS   DISPOSITIONS ACQUISITIONS   ACQUISITIONS
               AS REPORTED   EXCHANGE(1) DISPOSITIONS(2)    (3)            (4)          (5)            (6)
              ------------- ------------ ------------- ------------- ------------- -------------  -------------
Net broadcast
 Revenues ...    $ 76,830      $46,636      $26,959        $18,463       $(9,967)      $ 9,213       $11,601
Concert
 revenue, net
Station and
 other
 operating
 expenses ...      51,039       30,339       22,411         15,570        (9,689)        8,097         8,528

Depreciation,
 amortization
 and
 acquisition
 related
 costs ......     9,137**        8,817        2,232          2,947          (124)        1,410           497

Corporate
 expenses ...       3,797        3,193        2,027            265           120           650           251

Other .......       5,000                                                 (5,000)           --            --
              ------------- ------------ ------------- ------------- ------------- -------------  -------------
Operating
 income .....       7,857        4,287          289           (319)        4,726          (944)        2,325
Interest
 expense,
 including
 amortization
 of deferred
 financing
 costs ......      12,903        7,258        1,565            948        (1,841)        1,415           101

Other expense
 (income) ...        (650)                     (200)          (201)         (498)           43           799
Income tax
 expense
 (benefit) ..                   (2,725)                        562                          --            --

Minority
 interest
 income
 (loss) .....
              ------------- ------------ ------------- ------------- ------------- -------------  -------------

Net income
 (loss) .....      (4,396)        (246)      (1,076)        (1,628)        7,065        (2,402)        1,425
Preferred
 stock
 dividend
 requirement          291                                                                   --            --
              ------------- ------------ ------------- ------------- ------------- -------------  -------------
Net loss
 applicable
 to common
 shares .....    $ (4,687)     $  (246)     $(1,076)       $(1,628)      $ 7,065       $(2,402)      $ 1,425
              ============= ============ ============= ============= ============= =============  =============

Net loss per
 common share    $  (0.71)

Average
 common
 shares
 outstanding        6,596

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                                            PRO FORMA
                                                                                             FOR THE
                  SECRET      DELSENER/                                                   TRANSACTIONS            PRO FORMA
              COMMUNICATIONS    SLATER   TEXAS COAST     CBS    SFX HARTFORD  PRO FORMA    OTHER THAN              FOR THE
                ACQUISITION  ACQUISITION ACQUISITION EXCHANGE(8) ACQUISITION ADJUSTMENTS(9) THE MERGER MERGER(10) TRANSACTIONS
              -------------- ----------- ----------- --------- ------------ ------------  ------------ -------- ------------
NET BROADCAST
 REVENUES ...     $39,100                   $4,081     $(1,086)    $4,688      $  5,035 (a) $ 231,553*  $22,982   $  254,535
CONCERT
 REVENUE, NET                   $7,811****                                                      7,811****              7,811****
STATION AND
 OTHER
 OPERATING
 EXPENSES ...      24,812        7,426       2,981       2,118      4,773         1,323 (a)   159,320    13,064      172,384
                                                                                 (5,290)(b)
                                                                                 (1,454)(l)
                                                                                 (3,664)(m)

DEPRECIATION,
 AMORTIZATION
 AND
 ACQUISITION
 RELATED
 COSTS ......       4,611          750          53          --         48           978 (a)    39,524     3,980       43,504
                                                                                  6,286 (c)
                                                                                    782 (d)
                                                                                    325 (e)
                                                                                    558 (f)
                                                                                    217 (n)

CORPORATE
 EXPENSES ...       1,933           --          --         214         --            45 (a)     5,747     1,253        7,000
                                                                                  1,905 (g)
                                                                                 (8,653)(g)

OTHER .......        (802)          --         (58)     (2,673)         2                      (3,531)    1,114       (2,417)
              -------------- ----------- ----------- --------- ------------ ------------  ------------ -------- ------------
OPERATING
 INCOME .....       8,546         (365)      1,105        (745)      (135)       11,677        38,304     3,571       41,875
INTEREST
 EXPENSE,
 INCLUDING
 AMORTIZATION
 OF DEFERRED
 FINANCING
 COSTS ......       3,101           --          --          --         --        48,375 (h)    65,549        --       65,549
                                                                                  1,598 (h)
                                                                                (22,282)(h)
                                                                                 12,034 (h)
                                                                                    374 (o)

OTHER EXPENSE
 (INCOME) ...         (36)        (495)         --        (152)        --                      (1,390)       --       (1,390)
INCOME TAX
 EXPENSE
 (BENEFIT) ..          --           13          48          31          7         2,064 (i)        --        --           --

MINORITY
 INTEREST
 INCOME
 (LOSS) .....                                                                         3 (k)         3                      3
              -------------- ----------- ----------- --------- ------------ ------------  ------------ -------- ------------

NET INCOME
 (LOSS) .....       5,481          117       1,057        (624)      (142)      (30,489)       25,858     3,571      (22,287)
PREFERRED
 STOCK
 DIVIDEND
 REQUIREMENT                                                                     26,165 (j)    26,456        --       26,456
              -------------- ----------- ----------- --------- ------------ ------------  ------------ -------- ------------
NET LOSS
 APPLICABLE
 TO COMMON
 SHARES .....     $ 5,481       $  117      $1,057     $  (624)    $ (142)     $(56,654)   $  (52,314)  $ 3,571   $  (48,743)
              ============== =========== =========== ========= ============ ============  ============ ======== ============

NET LOSS PER
 COMMON SHARE                                                                              $    (4.78)            $    (3.83)

AVERAGE
 COMMON
 SHARES
 OUTSTANDING                                                                                   10,948***              12,738

   * Includes $3,584,000 of fees from Triathlon; see Note 9(a).
  ** Includes $1,400,000 of duopoly integration costs.
 *** Represents total shares outstanding at 12/31/95 plus 3.5 million additional shares assumed to be issued in connection with the financing of the Additional Acquisitions described on pages 1 through 3.

**** Comprised of a $38,660,000 of concert and related revenue, net of concert costs of $30,855,000. The Company is currently evaluating alternative classification presentations for the Delsener/Slater Acquisition.

               NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                           STATEMENTS OF OPERATIONS

(1) Liberty Acquisition

   Reflects the net effect of the historical operations of the Liberty Stations adjusted for the Washington Dispositions and the Chancellor Exchange.

                                                        SIX MONTHS ENDED
                                                          JUNE 30, 1996
                     ---------------------------------------------------------------------------------------
                      LIBERTY AS     WASHINGTON    LONG ISLAND    JACKSONVILLE                   LIBERTY AS
                       REPORTED     DISPOSITIONS   DISPOSITION    ACQUISITION    ADJUSTMENTS*     ADJUSTED
-------------------  ------------ --------------  ------------- --------------  -------------- ------------
                                                         (IN THOUSANDS)
Net broadcast
 revenues ..........    $25,966       $  (974)       $(5,108)        $4,035          $  --        $23,919
Station operating
 expenses ..........     19,337        (1,563)        (3,923)         2,208                        16,059
Depreciation/amortization 5,926          (776)        (1,429)           751            541          5,013
Corporate expenses        1,566           (88)        (1,026)            --             --            452
                     ------------ --------------  ------------- --------------  -------------- ------------
Operating income  ..       (863)        1,453          1,270          1,076           (541)         2,395
Interest expense  ..      3,467          (141)            (7)            --             --          3,319
Other expense
 (income) ..........      5,935            --             (1)            --             --          5,934
Income tax expense
 (benefit) .........     (3,378)           --             (2)            --             --         (3,380)
                     ------------ --------------  ------------- --------------  -------------- ------------
Net income (loss)  .    $(6,887)      $ 1,594        $ 1,280         $1,076          $(541)       $(3,478)
                     ============ ==============  ============= ==============  ============== ============


                                                         YEAR ENDED DECEMBER 31, 1995
                    ------------------------------------------------------------------------------------------------------
                      LIBERTY AS     BECK ROSS      WASHINGTON    LONG ISLAND   JACKSONVILLE                   LIBERTY AS
                       REPORTED    ACQUISITION**   DISPOSITIONS   DISPOSITION    ACQUISITION    ADJUSTMENTS*    ADJUSTED
                    ------------ ---------------  -------------- ------------- -------------- -------------- ------------
                                                                (IN THOUSANDS)
Net broadcast
 revenues ..........     $51,407        $2,486          $(3,375)    $(11,511)      $7,629          $  --        $46,636
Station operating
 expenses ..........      34,725         2,121           (4,065)      (7,282)       4,840             --         30,339
Depreciation/amortization 10,429            40           (1,377)      (2,682)       1,491            916          8,817
Corporate expenses         4,653            --               --       (1,460)          --             --          3,193
                    ------------ ---------------  -------------- ------------- -------------- -------------- ------------
Operating income
 (loss) ............       1,600           325            2,067          (87)       1,298           (916)         4,287
Interest expense  ..       7,373            --              (98)         (17)          --             --          7,258
Income tax expense        (2,725)           --               --           --           --             --         (2,725)
                    ------------ ---------------  -------------- ------------- -------------- -------------- ------------
Net income (loss)  .    $ (3,048)        $  325         $ 2,165     $    (70)      $1,298          $(916)       $  (246)
                    ============ ===============  ============== ============= ============== ============== ============

------------

   * To reflect historic depreciation of the stations that are the subject of the Long Island Disposition net of decrease in amortization due to the exchange allocation.

   ** Represents the acquisition by Liberty of radio stations WBLI-FM, WHCN-FM and WSNE-FM from Beck-Ross Communications, Inc. in 1995.

 (2) Prism Acquisition

   Reflects the net effect of the historical operations of the Prism Acquisition adjusted for the Louisville Dispositions.

                                         SIX MONTHS ENDED
                                          JUNE 30, 1996
                             --------------------------------------
                               PRISM AS     LOUISVILLE     PRISM AS
                               REPORTED    DISPOSITIONS    ADJUSTED
                             ----------  --------------  ----------
                                          (IN THOUSANDS)
Net broadcast revenues  ....   $15,752      $ (3,348)     $12,404
Station operating expenses      12,651        (2,476)       10,175
Depreciation/amortization  .     1,476          (358)        1,118
Corporate expenses .........       746            --           746
                             ----------  --------------  ----------
Operating income ...........       879          (514)          365
Interest expense ...........       714            --           714
                             ----------  --------------  ----------
Net income (loss) ..........   $    165      $  (514)      $   (349)
                             ==========  ==============  ==========


                                                          YEAR ENDED
                                                       DECEMBER 31, 1995
                                           ---------------------------------------
                                             PRISM AS     LOUISVILLE     PRISM AS
                                             REPORTED    DISPOSITIONS    ADJUSTED
                                           ----------  --------------  -----------
                                                        (IN THOUSANDS)
Net broadcast revenues ...................   $32,572       $(5,613)       $26,959
Station operating expenses ...............    26,979        (4,568)        22,411
Depreciation/amortization ................     2,946          (714)         2,232
Corporate expenses .......................     2,027            --          2,027
                                           ----------  --------------  -----------
Operating income/(loss) ..................       620          (331)           289
Interest expense including ...............
amortization of deferred financing costs       1,565            --          1,565
Other expense (income) ...................      (200)           --           (200)
                                           ----------  --------------  -----------
Net loss .................................   $  (745)     $   (331)      $ (1,076)
                                           ==========  ==============  ===========


 (3) Additional Acquisitions

   Reflects the net effect of the combined historical operations of the Greensboro Acquisition and radio stations WRDU-FM, WTRG-FM, WMAG-FM, WMFR-AM and WTCK-AM acquired from HMW Communications, Inc. (collectively "Raleigh-Greensboro Acquisitions"), radio station WROQ-FM acquired from ABS Greenville Partners, L.P. (the "Greenville Acquisition") and the Jackson Acquisitions.

                                                          SIX MONTHS ENDED JUNE 30, 1996
                                          -------------------------------------------------------------
                                              RALEIGH-                                      ADDITIONAL
                                             GREENSBORO     GREENVILLE       JACKSON       ACQUISITIONS
                                            ACQUISITIONS    ACQUISITION    ACQUISITIONS      COMBINED
                                          --------------  -------------  --------------  --------------
                                                                  (IN THOUSANDS)
Net broadcast revenues ..................      $3,619        $    639          $470          $  4,728
Station operating expenses ..............       2,264             271           334             2,869
Depreciation/ amortization ..............       1,168             244            80             1,492
Corporate expenses ......................           4             107            --               111
                                          --------------  -------------  --------------  --------------
Operating income (loss) .................         183              17            56               256
Interest expense, including amortization
 of deferred financing costs ............          59             323            --               382
Other income ............................         (51)        (11,897)           --           (11,948)
Income tax expense ......................          45              --            --                45
                                          --------------  -------------  --------------  --------------
Net income (loss) .......................      $  130        $ 11,591          $ 56          $ 11,777
                                          ==============  =============  ==============  ==============


                                                       YEAR ENDED DECEMBER 31, 1995
                              ----------------------------------------------------------------------------
                                                                                               ADDITIONAL
                                    RALEIGH-GREENSBORO         GREENVILLE       JACKSON       ACQUISITIONS
                                        ACQUISITIONS           ACQUISITION    ACQUISITIONS      COMBINED
                               ----------------------------  -------------  --------------  --------------
                                                              (IN THOUSANDS)
Net broadcast revenues .......            $12,688                $4,074          $1,701         $18,463
Station operating expenses  ..             10,982                 3,238           1,350          15,570
Depreciation/amortization  ...              2,325                   514             108           2,947
Corporate expenses ...........                 --                   195              70             265
                               ----------------------------  -------------  --------------  --------------
Operating income (loss)  .....               (619)                  127             173            (319)
Interest expense .............                156                   792              --             948
Other expense (income) .......               (203)                    2              --            (201)
Income tax expense (benefit)                  562                    --              --             562
                               ----------------------------  -------------  --------------  --------------
Net income (loss) ............           $ (1,134)               $ (667)         $  173         $(1,628)
                               ============================  =============  ==============  ==============


(4) Other Acquisitions/Dispositions

   To reflect the exchange of KRLD-AM and the Texas State Networks for KKRW-FM in the Houston Exchange, and the sale of KTCK-AM in the Dallas Disposition.

                                                       SIX MONTHS ENDED JUNE 30, 1996
                               -----------------------------------------------------------------------------
                                           DISPOSITION               ACQUISITION   ADJUSTMENTS(*)     NET
                               ----------------------------------  -------------  --------------  ----------
                                 KRLD-AM       TSN       KTCK-AM       KKRW-FM
                               ----------  ----------  ----------  -------------
                                                               (IN THOUSANDS)
Net broadcast revenues .......   $(5,048)    $(1,212)    $(1,858)      $3,589          $  --        $(4,529)
Station operating expenses  ..    (4,401)     (1,006)     (2,211)       2,337             --         (5,281)
Depreciation/amortization  ...      (686)       (125)       (188)         346            465           (188)
Corporate expenses ...........        --          --          --           60             --             60
Other ........................    (1,600)          0          --           --             --         (1,600)
                               ----------  ----------  ----------  -------------  --------------  ----------
Operating income .............     1,639         (81)        541          846           (465)         2,480
Interest expense .............      (732)       (218)         (4)          --             --           (954)
Income tax expense (benefit)          --          --          --          423             --            423
                               ----------  ----------  ----------  -------------  --------------  ----------
Net income (loss) ............   $ 2,371     $   137     $   545       $  423          $(465)       $ 3,011
                               ==========  ==========  ==========  =============  ==============  ==========


                                                     YEAR ENDED DECEMBER 31, 1995
                     ---------------------------------------------------------------------------------------------
                                         DISPOSITIONS                      ACQUISITION  ADJUSTMENTS(*)     NET
                     --------------------------------------------------- -------------  -------------- ----------
                                KRLD-AM               TSN       KTCK-AM      KKRW-FM
                     ---------------------------- ----------  ---------- -------------
                                                            (IN THOUSANDS)
Net broadcast
 revenues ..........            $(9,792)            $(3,196)    $(4,096)     $7,117         $    --      $(9,967)
Station operating
 expenses ..........             (8,881)             (2,261)     (3,714)      5,167              --       (9,689)
Depreciation/amortization        (1,350)               (725)       (124)        371           1,704         (124)
Corporate expenses                   --                  --          --         120              --          120
Other ..............             (5,000)                 --          --          --              --       (5,000)
                     ---------------------------- ----------  ---------- -------------  -------------- ----------
Operating income  ..              5,439                (210)       (258)      1,459          (1,704)       4,726
Interest expense  ..             (1,433)               (403)         (5)         --              --       (1,841)
Other income .......                 --                  --        (323)       (175)             --         (498)
                     ---------------------------- ----------  ---------- -------------  -------------- ----------
Net income (loss)  .            $ 6,872             $   193     $    70      $1,634         $(1,704)     $ 7,065
                     ============================ ==========  ========== =============  ============== ==========

------------

   (*) To reflect historical depreciation of KRLD-AM and TSN and disposition of KTCK-AM.

 (5) Reflects the net effect of the combined historical operations of radio stations WKHK-FM, WBZU-FM and WVGO-FM/WLEE-FM acquired in the Richmond Acquisition.

                                      SIX MONTHS ENDED JUNE 30, 1996
                             -----------------------------------------------
                                                     WVGO-FM/     RICHMOND
                               WKHK-FM    WBZU-FM    WLEE-FM     ACQUISITION
                             ---------  ---------  ----------  -------------
                                              (IN THOUSANDS)
Net broadcast revenues  ....   $2,499      $ 499      $1,550       $ 4,548
Station operating expenses      1,818        671       1,661         4,150
Depreciation/amortization  .      150        104         458           712
Corporate expenses .........      165         52         184           401
                             ---------  ---------  ----------  -------------
Operating income ...........      366       (328)       (753)         (715)
Interest expense ...........      376        132         130           638
                             ---------  ---------  ----------  -------------
Net income (loss) ..........   $  (10)     $(460)     $ (883)      $(1,353)
                             =========  =========  ==========  =============


                                        YEAR ENDED DECEMBER 31, 1995
                             ------------------------------------------------
                                                      WVGO-FM/     RICHMOND
                               WKHK-FM    WBZU-FM     WLEE-FM     ACQUISITION
                             ---------  ----------  ----------  -------------
                                               (IN THOUSANDS)
Net broadcast revenues  ....   $4,478     $   849     $ 3,886       $ 9,213
Station operating expenses      3,154       1,561       3,382         8,097
Depreciation/amortization  .      253         243         914         1,410
Corporate expenses .........      245          77         328           650
                             ---------  ----------  ----------  -------------
Operating income ...........      826      (1,032)       (738)         (944)
Interest expense ...........      811         287         317         1,415
Other expense ..............                               43            43
                             ---------  ----------  ----------  -------------
Net income (loss) ..........   $   15     $(1,319)    $(1,098)      $(2,402)
                             =========  ==========  ==========  =============


(6) To reflect the exchange of radio station WTDR-FM for radio stations WSSS-FM, WRFX-FM and WNKS-FM in the Charlotte Exchange.

                                              SIX MONTHS ENDED JUNE 30, 1996
                             --------------------------------------------------------------
                                  ACQUISITIONS        DISPOSITION
                             ---------------------  -------------
                                          WRFX-FM/
                               WSSS-FM    WNKS-FM       WTDR-FM      ADJUSTMENTS*     NET
                             ---------  ----------  -------------  --------------  --------
                                                      (IN THOUSANDS)
Net broadcast revenues  ....   $1,930      $5,033       $(1,809)       $    --       $5,154
Station operating expenses      1,381       3,240        (1,041)            --        3,580
Depreciation/amortization  .       99       2,180          (248)        (2,031)           0
Corporate expenses .........      129          --            --             --          129
                             ---------  ----------  -------------  --------------  --------
Operating income ...........      321        (387)         (520)         2,031        1,445
Interest expense ...........       13                                                    13
Other expense ..............        8          --            --             --            8
                             ---------  ----------  -------------  --------------  --------
Net income (loss) ..........   $  300      $ (387)      $  (520)       $ 2,031       $1,424
                             =========  ==========  =============  ==============  ========


                                               YEAR ENDED DECEMBER 31, 1995
                             ---------------------------------------------------------------
                                  ACQUISITIONS        DISPOSITION
                             ---------------------  -------------
                                          WRFX-FM/
                               WSSS-FM    WNKS-FM        WTDR        ADJUSTMENTS*      NET
                             ---------  ----------  -------------  --------------  ---------
                                                      (IN THOUSANDS)
Net broadcast revenues  ....   $3,575     $10,624       $(2,598)            --       $11,601
Station operating expenses      2,268       7,623        (1,363)            --         8,528
Depreciation/amortization  .      208       3,120          (497)        (2,334)          497
Corporate expenses .........      251                                                    251
                             ---------  ----------  -------------  --------------  ---------
Operating income ...........      848        (119)         (738)         2,334         2,325
Interest expense ...........       94           7            --             --           101
Other expense (income)  ....      191         608            --             --           799
                             ---------  ----------  -------------  --------------  ---------
Net income (loss) ..........   $  563     $  (734)      $  (738)       $ 2,334       $ 1,425
                             =========  ==========  =============  ==============  =========

------------

* To eliminate depreciation of WSSS-FM, WRFX-FM, and WNKS-FM and reflect depreciation of WTDR-FM.

(7)    The Secret Communications Acquisition
       Reflects the Secret Communications Acquisition after the pending acquisition of the Third Party Stations by Secret Communications. The results of the Third Party Stations for the six months ended June 30, 1996 reflect five months of results under the current owner and one month of operations under Secret Communications through an LMA, which Secret entered with the current owner on June 1, 1996.

                                                              SIX MONTHS ENDED JUNE 30, 1996
                                                          -------------------------------------
                                                             SECRET     THIRD PARTY
                                                            STATIONS      STATIONS       TOTAL
                                                          ----------  --------------  ---------
                                                                       (IN THOUSANDS)
Net broadcast revenues ..................................   $17,495        $3,224       $20,719
Station operating expenses ..............................    12,290         2,310        14,600
Depreciation, amortization and acquisition related costs      2,187           143         2,330
Other expenses (income) .................................       170           (11)          159
                                                          ----------  --------------  ---------
Net income ..............................................   $ 2,848        $  782       $ 3,630
                                                          ==========  ==============  =========

                                                               YEAR ENDED DECEMBER 31, 1995
                                                          -------------------------------------
                                                             SECRET     THIRD PARTY
                                                            STATIONS      STATIONS       TOTAL
                                                          ----------  --------------  ---------
                                                                       (IN THOUSANDS)
Net broadcast revenues ..................................   $35,438        $3,662       $39,100
Station operating expenses ..............................    21,963         2,849        24,812
Depreciation, amortization and acquisition related costs      4,411           200         4,611
Other income ............................................      (802)           --          (802)
                                                          ----------  --------------  ---------
Operating income ........................................     9,866           613        10,479
Other income ............................................       (36)           --           (36)
                                                          ----------  --------------  ---------
Net income ..............................................   $ 9,902        $  613       $10,515
                                                          ==========  ==============  =========

(8) CBS Exchange
    To reflect the net effect of the exchange of WHFS-FM for KTXQ-FM and KRRW-FM in the CBS Exchange.

                                                                    SIX MONTHS ENDED JUNE 30, 1996
                                                          ------------------------------------------------
                                                            KTXQ-FM    WHFS-FM
                                                            KRRW-FM    DISPOSAL    ADJUSTMENTS*      NET
                                                          ---------  ----------  --------------  ---------
                                                                            (IN THOUSANDS)
Net broadcast revenues ..................................   $4,568      $5,145        $  --        $  (577)
Station operating expenses ..............................    3,318       2,746           --            572
Depreciation, amortization and acquisition related costs       467         798          331             --
Other ...................................................       --         396           --           (396)
                                                          ---------  ----------  --------------  ---------
Operating income ........................................      783       1,205         (331)          (753)
Other expense (income) ..................................      (74)         --           --            (74)
Income tax expense ......................................      423          --           --            423
                                                          ---------  ----------  --------------  ---------
Net income (loss) .......................................   $  434      $1,205        $(331)       $(1,102)
                                                          =========  ==========  ==============  =========

                                                                     YEAR ENDED DECEMBER 31, 1995
                                                          -------------------------------------------------
                                                            KTXQ-FM    WHFS-FM
                                                            KRRW-FM    DISPOSAL    ADJUSTMENTS*      NET
                                                          ---------  ----------  --------------  ----------
                                                                            (IN THOUSANDS)
Net broadcast revenues ..................................   $8,534      $9,620        $  --        $(1,086)
Station operating expenses ..............................    7,254       5,136           --          2,118
Depreciation, amortization and acquisition related costs     1,129       1,638          509             --
Corporate expenses ......................................      214          --           --            214
Other expense (income) ..................................       --       2,673           --         (2,673)
                                                          ---------  ----------  --------------  ----------
Operating income ........................................      (63)        173         (509)          (745)
Other income ............................................     (152)         --           --           (152)
Income tax expense ......................................       31          --           --             31
                                                          ---------  ----------  --------------  ----------
Net income (loss) .......................................   $   58      $  173        $(509)       $  (624)
                                                          =========  ==========  ==============  ==========

* To eliminate depreciation of KTXQ-FM and KRRW-FM and reflect depreciation of WHFS-FM.

(9) Pro Forma Adjustments

   a. Reflects the results of radio stations (located in San Diego, Charlotte --WLYT only, and Dallas) acquired in the Recent Acquisitions during the year ended December 31, 1995 and fees of $3,584,000 and $2,770,000 incurred by Triathlon and payable to SCMC for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively of which $2,584,000 and $2,020,000, respectively, represent fees based upon acquisition and financing activities in the respective period. Future fees may be lesser or greater based upon future acquisition and financing activity by Triathlon. Minimum annual fees will be $1,000,000 per year commencing at such time as Triathlon spends an amount equal to the net proceeds of its last public offering, of which $750,000 is due in the first six months. See "Certain Relationships and Related Transactions --Relationship of SFX with SCMC".

   b. Reflects anticipated cost savings expected to be realized following the Liberty Acquisition, the Chancellor Exchange, the Prism Acquisition, the Jackson Acquisitions and the Richmond Acquisition, consisting principally of the elimination of certain duplicative technical, sales and general and administrative functions due to operating a cluster of stations in each of its principal markets, a reduction of employee benefit costs and commission rates and the elimination of programming personnel due to automation and simulcasting.

     In addition to the cost savings identified above which are reflected in the pro forma adjustments, SFX has identified certain additional expenses of approximately $936,000 which are not expected to recur or are expected to recur in reduced amounts. These expenses consist primarily of (i) non-recurring marketing costs of approximately $471,000 related to SFX's stations operating in San Diego, California, Charlotte, North Carolina and Greenville-Spartanburg, South Carolina, incurred by the prior owners of such stations, (ii) costs associated with barter arrangements of approximately $98,000 related to SFX's stations operating in Raleigh, North Carolina, (iii) costs of third party service providers of approximately $272,000 related to the radio stations acquired in the Prism Acquisition and retained by SFX, and (iv) employee relocation expenses of approximately $95,000 incurred by the prior owners of Prism.

     No cost savings have been reflected for the Secret Acquisition and certain other pending acquisitions as management is evaluating these potential savings. However, management does anticipate that there will be additional savings associated with these acquisitions.

     While management believes that such cost savings and the elimination of non-recurring expenses are reasonably achievable, SFX's ability to achieve such cost savings and to eliminate the non-recurring expenses is subject to numerous factors, many of which are beyond SFX's control. There can be no assurance that SFX will realize such cost savings.

   c. Reflects increase (decrease) in amortization of intangible assets resulting from the purchase price allocation and change in amortization period:

                                     SIX MONTHS ENDED JUNE 30, 1996               YEAR ENDED DECEMBER 31, 1995
                              -------------------------------------------  -------------------------------------------
                               INCREASE DUE  DECREASE DUE                  INCREASE DUE  DECREASE DUE
                               TO PURCHASE   TO CHANGE IN                   TO PURCHASE  TO CHANGE IN
                                  PRICE      AMORTIZATION    NET INCREASE      PRICE     AMORTIZATION    NET INCREASE
                                ALLOCATION      PERIODS       (DECREASE)    ALLOCATION      PERIODS       (DECREASE)
                              ------------  -------------- --------------  ------------ -------------- --------------
                                            (IN THOUSANDS)                              (IN THOUSANDS)
Liberty Acquisition ..........    $1,117        $(2,984)       $(1,867)       $2,235        $(4,799)       $(2,564)
Prism Acquisition ............       803           (592)           211         1,606         (1,186)           420
Greensboro Acquisition and
 Jackson Acquisitions ........       108             (5)           103           217            (10)           207
Richmond Acquisition .........       364           (310)            54           729           (641)            88
Charlotte Exchange ...........       810              0            810         1,620              0          1,620
Additional Acquisitions other
 than the Greensboro
 Acquisition and the Jackson
 Acquisition .................       450           (639)          (189)        1,018         (1,276)          (258)
Albany Acquisition ...........        12              0             12            25              0             25
Secret Comm. Acquisition  ....     2,938           (910)         2,028         5,876         (2,022)         3,854
Delsener/Slater Acquisition  .       612              0            612         1,224              0          1,224
Texas Coast Acquisition  .....       524              0            524         1,048              0          1,048
SFX Hartford Acquisition  ....       311              0            311           622              0            622
                                                           --------------                              --------------
                                          Net Increase         $ 2,609                Net Increase          $6,286
                                                           ==============                              ==============


   d. Reflects $391,000 and $782,000 in amortization of goodwill arising from the deferred taxes recorded in connection with the Liberty Acquisition for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

   e. Amortization of $162,000 and $325,000 for acquisition costs associated with the Acquisitions for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

   f. To reflect $279,000 and $558,000 in amortization relating to the present value of the Triathlon consulting fees assigned to SFX under its agreement with SCMC for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

    g. To record incremental corporate overhead charges of $953,000 and $1,905,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, relating to increases in personnel, professional fees and administrative expenses associated with the increased size of SFX due to the Acquisitions and the elimination of $1,899,000 and $6,720,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively of the corporate overhead of the sellers.

   h. To reflect interest expense of $24,187,000 and $48,375,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, related to the $450,000,000 of Senior Subordinated Notes at 10.75%, amortization of deferred financing costs of $799,000 and $1,598,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, interest expense of $6,017,000 and $12,034,000 relating to the borrowings from the New Credit Agreement at 8.25% for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, and elimination of existing interest expense (net of interest on other debt) of $13,667,000 and $22,282,000 related to SFX and the sellers for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

   i. Elimination of acquisition related costs of $5,934,000 recorded on the income statement of Liberty for the six months June 30, 1996, gain on the sale of assets of $11,920,000 recorded on the books of ABS Greenville Partners, L.P. for the six months ended June 30, 1996 and income tax benefits of $2,489,000 and $2,064,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

   j. To record the incremental Series D Preferred Stock dividend and a contemplated new redeemable preferred issuance to finance a portion of the Pending Acquisitions at a rate of 6.5% and 11%, respectively, net of the elimination of preferred dividends relating to the Series C Preferred Stock.

   k. To record minority interest income (loss) related to the Richmond Acquisition of ($10,000) and $3,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

   l. To reflect elimination of expenses incurred by WWYZ (which is being acquired as part of the SFX Hartford Acquisition) of $75,000 and $1,454,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, principally for salaries and related expenses of employee-shareholders whose services are to be terminated upon the acquisition.

   m. To adjust Delsener/Slater officers salaries by $538,000 and $3,664,000 for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively, to reflect new employment contracts.

   n. Reflects $108,000 and $217,000 in amortization of goodwill arising from the deferred taxes recorded in connection with the SFX Hartford Acquisition for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively.

   o. To record interest expense of $160,000 and $374,000 for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively, in connection with the long-term payments due for the Delsener/Slater Acquisition and the Texas Coast Acquisition.

(10) Merger

   Reflects the net effect of the historical operations of MMR as adjusted for acquisitions and dispositions.

                                                         MULTI-MARKET RADIO, INC.
                                                      SIX MONTHS ENDED JUNE 30, 1996
                                                              (IN THOUSANDS)
                               --------------------------------------------------------------------------
                                                   MMR A
                                                DISPOSITIONS   MMR HARTFORD     PRO FORMA    PRO FORMA AS
                                 AS REPORTED        (a)         ACQUISITION    ADJUSTMENTS     ADJUSTED
                               -------------  --------------  -------------  -------------  -------------
Net broadcast revenues .......     $10,144        $  (717)        $2,082                        $11,509
Station operating expenses  ..       6,254           (810)         1,610       $      (432)(b)    6,622
Depreciation/amortization  ...         810            (95)           247               744 (c)    1,726
                                                                                        20 (d)
Corporate expenses ...........       1,275             --             --               626 (e)      626
                                                                                    (1,275)(e)
Non-cash compensation ........         130             --             --               416 (g)      546
                               -------------  --------------  -------------   -------------  -------------
Operating income .............       1,675            188            225               (99)       1,989
Interest expense .............       2,609             --            203            (2,812)(f)       --
Other expense (income) .......       5,657         (1,577)           (12)           (4,068)(f)       --
Income tax expense (benefit)            --             --              7                (7)(f)       --
                               -------------  --------------  -------------  -------------  -------------
Net income (loss) ............     $(6,591)       $ 1,765         $   27       $     6,788      $ 1,989
                               =============  ==============  =============  =============  =============


                                                                 MULTI-MARKET RADIO, INC.
                                                               YEAR ENDED DECEMBER 31, 1995
                                                                      (IN THOUSANDS)
                               ------------------------------------------------------------------------------------------
                                                   MMR A                      SOUTHERN STARR
                                                DISPOSITIONS   MMR HARTFORD   --1ST QUARTER     PRO FORMA
                                 AS REPORTED        (a)         ACQUISITION        1995        ADJUSTMENTS    AS ADJUSTED
                               -------------  --------------  -------------  --------------  -------------  -------------
Net broadcast revenues .......     $18,288        $(2,422)        $4,424          $2,692                        $22,982
Station operating expenses  ..      11,026         (2,247)         3,286           1,863       $      (864)(b)   13,064
Depreciation/amortization  ...       1,750           (304)           539             327             1,627 (c)    3,980
                                                                                                        41 (d)
Corporate expenses ...........       1,666             --             --              --             1,253 (e)    1,253
                                                                                                    (1,666)(e)
Non-cash compensation ........         281             --             --              --               833 (g)    1,114
                               -------------  --------------  -------------  --------------  -------------  -------------
Operating income .............       3,565            129            599             502            (1,224)       3,571
Interest expense, including
 amortization of deferred
 financing costs .............       4,966             --            502              --            (5,468)(f)       --
Other expense (income) .......         (11)            --            (14)             --                25 (f)       --
Income tax expense (benefit)           (59)            --             48              --                11 (f)       --
                               -------------  --------------  -------------  --------------  -------------  -------------
Net income (loss) ............     $(1,331)       $   129         $   63          $  502       $     4,208      $ 3,571
                               =============  ==============  =============  ==============  =============  =============

------------

(a) Reflects the elimination of the operations of stations WRSF-FM, sold in March 1996, WRXR-FM and WKBG-FM, sold in July 1996, and the pending sale of KOLL-FM.

(b) Reflects cost savings of $432,000 and $864,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, anticipated with the MMR Hartford Acquisition, consisting principally of the elimination of certain duplicative technical sales and general and administrative functions due to operating a cluster of stations in the Hartford market and the elimination of programming personnel due to automation.

   (c) Reflects $744,000 and $1,627,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, in amortization of intangible assets recorded in connection with the Merger, MMR Myrtle Beach Acquisition, related incremental deferred taxes and change in amortization periods.

   (d) Amortization of $20,000 and $41,000 for acquisition costs associated with the Merger for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

   (e) To record incremental corporate overhead charges of $626,000 and $1,253,000 associated with the Merger for the three months ended June 30, 1996 and year ended December 31, 1995, respectively, and to eliminate MMR's existing corporate overhead of $1,275,000 and $1,666,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

   (f) Elimination of a nonrecurring loss (income) of $4,067,000 and ($25,000) for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, interest expense of and $2,812,000 and $5,468,000 the six months ended June 30, 1996 and year ended December 31, 1995, respectively, and income tax expense (benefit) of $7,000 and ($11,000) for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

   (g) Reflects non-cash compensation charge for the issuance of shares of the Series A and Series B Convertible Preferred Shares Stock of MMR. These shares were issued in July 1996.

                  SUMMARY CONSOLIDATED FINANCIAL DATA OF SFX
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

   The Summary Consolidated Financial Data of SFX and predecessors include the historical financial statements of Capstar Communications, Inc., a predecessor of SFX ("Capstar"), and the historical financial statements of SFX since its formation on February 26, 1992. The Summary Consolidated Financial Data as of June 30, 1996 and for the six months ended June 30, 1996 and 1995 have been derived from the unaudited consolidated financial statements and notes thereto of SFX which are incorporated herein by reference. The pro forma summary data as of June 30, 1996 and for the year ended December 31, 1995 and the six months ended June 30, 1996 are derived from the unaudited pro forma condensed combined financial statements which, in the opinion of SFX, reflect all adjustments necessary for a fair presentation of the transactions for which such pro forma financial information is given. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be achieved for the fiscal year ending December 31, 1996. The historical consolidated financial results for SFX are not comparable from year to year because of the acquisition and disposition of various radio stations by SFX during the periods covered. See "Unaudited Pro Forma Condensed Combined Financial Statements of SFX" included as Annex A.

                                                    YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------

                                          1991      1992      1993      1994      1995
                                       --------  --------  ---------  -------  --------
STATEMENT OF OPERATIONS DATA:
Net revenues(1) ......................  $13,442   $15,003   $ 34,233   $55,556  $76,830
Concert revenue less concert costs  ..       --        --         --        --       --
Station operating expenses ...........    9,105     9,624     21,555    33,956   51,039
Depreciation, amortization, duopoly
 integration costs and acquisition
 related costs(2) ....................    3,726     3,208      4,475     5,873    9,137
Corporate expenses ...................      726       769      1,808     2,964    3,797
Corporate expenses-non-recurring
 charge(3) ...........................       --        --     13,980        --       --
Write down of broadcast rights
 agreement and other(4) ..............       --        --         --        --    5,000
                                       --------  --------  --------- --------  --------
Operating income (loss) ..............     (115)    1,402     (7,585)   12,763    7,857
Other (income) loss/net ..............     (124)                 (17)      121     (650)
Interest expense, including
 amortization of deferred financing
 costs ...............................    4,241     3,610      7,351     9,332   12,903
Minority interest ....................       --        --         --        --       --
                                       --------  --------  ---------  --------  --------
Income (loss) before income taxes,
 extraordinary item and cumulative
 effect of a change in accounting
 principle ...........................   (4,232)   (2,208)   (14,919)    3,310   (4,396)
Income tax expense (benefit) .........       --        --      1,015     1,474       --
Extraordinary loss on debt retirement        --        --      1,665        --       --
Cumulative effect of a change
 in accounting principle .............       --        --        182        --       --
Net income (loss) ....................   (4,232)   (2,208)   (17,781)    1,836   (4,396)
Redeemable preferred stock dividends
 and accretion(5) ....................      302       385        557       348      291
                                       --------  --------  ---------  -------- ---------
Net income (loss) applicable to
 common stock ........................  $(4,534)  $(2,593)  $(18,338)  $ 1,488  $(4,687)
                                       ========  ========  =========  ======== ========
Net income (loss) per share ..........  $ (3.85)  $ (2.20) $   (7.08) $   0.26 $  (0.71)
                                       ========  ========  =========  ======== ========
Weighted average common
 shares outstanding ..................    1,179     1,179      2,589     5,792    6,596
                                       ========  ========  ========== ========  ========
OTHER OPERATING DATA:
Broadcast Cash Flow(6) ...............  $ 4,337   $ 5,379   $ 12,678   $21,600  $25,791
EBITDA (6) ...........................    3,611     4,610     10,870    18,636   21,994

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                          YEAR ENDED DECEMBER 31,                SIX MONTHS ENDED JUNE 30,
                                      ------------------------------ ---------------------------------------------------
                                       PRO FORMA FOR                                       PRO FORMA FOR
                                         THE RECENT                                         THE RECENT
                                        ACQUISITIONS                                       ACQUISITIONS   PRO FORMA FOR
                                          AND THE      PRO FORMA FOR                          AND THE       THE RECENT
                                        TRANSACTIONS    THE RECENT                         TRANSACTIONS    ACQUISITIONS
                                        (OTHER THAN    ACQUISITIONS                         (OTHER THAN      AND THE
                                        THE MERGER)       AND THE                           THE MERGER)    TRANSACTIONS
                                            (7)       TRANSACTIONS(7)                           (8)            (8)
                                        (UNAUDITED)     (UNAUDITED) (UNAUDITED) (UNAUDITED) (UNAUDITED)    (UNAUDITED)
                                            1995           1995         1995       1996        1996            1996
                                      --------------  -------------- ---------  --------- -------------- --------------
STATEMENT OF OPERATIONS DATA:
Net revenues(1) ......................    $231,553       $254,535      $34,441   $ 47,554    $120,929        $132,438
Concert revenue less concert costs  ..       7,811          7,811           --         --       3,507           3,507
Station operating expenses ...........     159,320        172,384       23,381     33,177      79,797          86,419
Depreciation, amortization, duopoly
 integration costs and acquisition
 related costs(2) ....................      39,524         43,504        3,684      4,648      19,078          20,804
Corporate expenses ...................       5,747          7,000        1,779      2,790       3,743           4,369
Corporate expenses-non-recurring
 charge(3) ...........................          --             --           --         --          --              --
Write down of broadcast rights
 agreement and other(4) ..............      (3,531)        (2,417)       5,000     27,489      25,609          26,155
                                      --------------  -------------- ---------  --------- -------------- --------------
Operating income (loss) ..............      38,304         41,875          597    (20,550)     (3,791)         (1,082)
Other (income) loss/net ..............      (1,390)        (1,390)         (99)    (2,298)     (2,429)         (2,429)
Interest expense, including
 amortization of deferred financing
 costs ...............................      65,549         65,549        6,067      9,588      32,618          32,618
Minority interest ....................           3              3           --         --         (10)            (10)
                                      --------------  -------------- ---------  --------- -------------- --------------
Income (loss) before income taxes,
 extraordinary item and cumulative
 effect of a change in accounting
 principle ...........................     (25,858)       (22,287)      (5,371)   (27,840)    (33,970)        (31,981)
Income tax expense (benefit) .........          --             --       (2,300)        --          --              --
Extraordinary loss on debt retirement           --             --           --     15,219
Cumulative effect of a change
 in accounting principle .............          --             --           --         --          --              --
Net income (loss) ....................     (25,858)       (22,287)      (3,071)   (43,059)    (33,970)        (31,981)
Redeemable preferred stock dividends
 and accretion(5) ....................      26,456         26,456          144        967      13,209          13,209
                                      --------------  -------------- ---------  --------- -------------- --------------
Net income (loss) applicable to
 common stock ........................    $(52,314)      $(48,743)     $(3,215)  $(44,026)   $(47,179)       $(45,190)
                                      ==============  ============== =========  ========= ============== ==============
Net income (loss) per share ..........    $  (4.78)      $  (3.83)     $ (0.54) $   (5.91)   $  (4.31)       $  (3.55)
                                      ==============  ============== =========  ========= ============== ==============
Weighted average common
 shares outstanding ..................      10,983         12,738        5,946      7,448      10,948          12,738
                                      ==============  ============== =========  ========= ============== ==============
OTHER OPERATING DATA:
Broadcast Cash Flow(6) ...............    $ 80,044       $ 89,962      $11,060  $  14,377    $ 44,639        $ 49,526
EBITDA (6) ...........................      74,297         82,962        9,281     11,587      40,896          45,157

                                                DECEMBER 31,
                           -----------------------------------------------------
                              1991       1992       1993       1994       1995
                           ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Cash and cash equivalents    $    96    $   657   $ 10,287   $  3,194   $ 11,893
Current assets ...........     3,065      4,515     31,273     28,367     32,505
Total assets .............    37,367     36,127    152,871    145,808    187,337
Long-term debt (including
 current portion) ........    38,828     39,011     81,627     81,516     81,850
Redeemable preferred stock:
 Preferred stock offering         --         --         --         --         --
 Series A Preferred Stock      2,839      3,892        917         --         --
 Series B Preferred Stock        133         --      2,784      2,466      1,735
 Series C Preferred Stock         --         --         --         --      1,550
 Series D Cumulative
  Convertible Preferred
  Stock ..................        --         --         --         --         --
Stockholders' equity  ....    (6,951)    (9,411)    48,598     48,856     83,061

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                           JUNE 30, 1996
                           -------------------------------------------
                                         PRO FORMA FOR
                                          THE PENDING
                                        TRANSACTIONS AS  PRO FORMA FOR
                                          OF JUNE 30,     THE PENDING
                                          1996 (OTHER     TRANSACTIONS
                                           THAN THE      AS OF JUNE 30,
                                          MERGER) (8)       1996(8)
                              ACTUAL      (UNAUDITED)     (UNAUDITED)
                           ----------  ---------------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents    $378,794     $   50,189       $    2,396
Current assets ...........    405,381         98,896           55,651
Total assets .............    661,452      1,171,148        1,273,812
Long-term debt (including
 current portion) ........    451,170        595,101          595,101
Redeemable preferred stock:
 Preferred stock offering          --        150,000          150,000
 Series A Preferred Stock          --             --               --
 Series B Preferred Stock       1,836          1,836            1,836
 Series C Preferred Stock       1,592             --               --
 Series D Cumulative
  Convertible Preferred
  Stock ..................    149,500        149,500          149,500
Stockholders' equity  ....     29,907        179,784          266,909

------------

   (1) Net revenues on a pro forma basis includes $3,584,000 and $2,770,000 of fees from Triathlon Broadcasting Company ("Triathlon") for the year ended December 31, 1995 and six months ended June 30, 1996, respectively, that would have been received by SFX had the SCMC Termination Agreement been in effect as of January 1, 1995. Future fees may be lesser or greater based upon future acquisition and financing activities of Triathlon.

   (2) Includes $1,400,000 of duopoly integration costs during the year ended December 31, 1995.

   (3) Represents the 1993 non-cash non-recurring charge related to the valuation of the common stock issued to SFX's founders at SFX's initial public offering in September 1993 and certain pooling costs related to the merger of Capstar with and into a subsidiary of SFX.

   (4) Amounts for the six months ended June 30, 1996 reflect non-recurring charges related to the Hicks Agreement, Armstrong Agreement and the SCMC Termination Agreement.

   (5) Includes dividends on preferred stock which SFX redeemed in 1993, accretion on outstanding redeemable preferred stock and assumed dividends on the SFX Series D Preferred Shares (as defined herein).

   (6) Broadcast Cash Flow means net revenues (including, where applicable, fees earned on a pro forma basis by SFX pursuant to the SCMC Termination Agreement, and concert revenues less concert costs of Delsener/ Slater) less station operating expenses. For the year ended December 31, 1995, on a pro forma basis after giving effect to the Recent Acquisitions and the Transaction (other than the Merger) and the Recent Acquisitions and the Transactions, Broadcast Cash Flow included approximately $11.4 million attributable to fees earned pursuant to the SCMC Termination Agreement and the operations of Delsener/Slater. For the six months ended June 30, 1996, on a pro forma basis after giving effect to the Recent Acquisitions and the Transaction (other than the



       Merger) and the Recent Acquisitions and the Transactions, Broadcast Cash Flow included approximately $6.3 million attributable to fees earned pursuant to the SCMC Termination Agreement and the operations of Delsener/Slater. EBITDA means net income (loss) before (i) extraordinary items, (ii) provisions for income taxes, (iii) interest (income) expense, (iv) other (income) expense, (v) cumulative effects of changes in accounting principles, (vi) depreciation, amortization, duopoly integration costs and acquisition related costs, and (vii) non-recurring charges. The difference between Broadcast Cash Flow and EBITDA is that EBITDA includes corporate expenses. Although Broadcast Cash Flow and EBITDA are not measures of performance calculated in accordance with GAAP, SFX believes that Broadcast Cash Flow and EBITDA are accepted by the broadcasting industry as generally recognized measures of performance and are used by analysts who report publicly on the performance of broadcasting companies. In addition, EBITDA is the basis for determining compliance with several covenants in certain of SFX's debt instruments. Nevertheless, these measures should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining SFX's operating performance or liquidity which is calculated in accordance with GAAP.

   (7) The Unaudited Pro Forma Statement of Operations Data for the six months ended June 30, 1996 and the year ended December 31, 1995 are presented as if SFX had completed the Recent Acquisitions and the Transactions as of January 1, 1995. The terms "Recent Acquisitions" and "Transactions" are defined in the Glossary attached as Annex A to the Joint Proxy Statement/Prospectus.

   (8) The Unaudited Pro Forma Balance Sheet Data at June 30, 1996 is presented as if SFX had completed as of June 30, 1996 the Pending Transactions As Of June 30, 1996. The term "Pending Transactions As Of June 30, 1996" is defined in the "Unaudited Pro Forma Condensed Combined Financial Statements of SFX" and in the Glossary attached as Annex A to the Joint Proxy Statement/Prospectus.

                          COMPARATIVE PER SHARE DATA

   The following table sets forth certain historical per share data and combined per share data for the SFX Shares and the MMR Shares on an unaudited pro forma basis after giving effect to the Merger as a purchase, assuming that (i) the Exchange Ratio is 0.2842 (the ratio calculated as if the SFX Class A Stock Price was $43.9875 per share), (ii) approximately 1,790,000 SFX Class A Shares and SFX Class B Shares are issued in the Merger based on the assumption that all MMR Class A Warrants are exercised prior to the Merger and that all MMR Class B Warrants are exchanged for MMR Class A Shares prior to the Merger and (iii) approximately 3,500,000 SFX Class A Shares are issued in the contemplated financing of the Pending Acquisitions. The economic rights of the different classes of the SFX Shares are identical and the economic rights of the different classes of the MMR Shares are identical. This data should be read in conjunction with the selected historical financial data, the supplementary financial information regarding MMR, the pro forma financial statements and the separate historical financial statements of SFX and MMR and notes thereto, included elsewhere or incorporated by reference in the Joint Proxy Statement/Prospectus. The unaudited pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operations.

                                                      SFX                          MMR
                                         ----------------------------  --------------------------
                                                        PRO FORMA FOR
                                                             THE                       EQUIVALENT
                                           HISTORICAL    TRANSACTIONS    HISTORICAL    PRO FORMA
                                         ------------  --------------  ------------  ------------
Net income (loss) per share outstanding
 for the year ended December 31, 1995  .     $(0.71)        $(3.83)        $(0.48)       $(0.99)
Net income (loss) per share outstanding
 for the six months ended
 June 30, 1996 .........................      (5.91)         (3.55)         (1.89)        (1.13)
Book value per common share
 as of June 30, 1996 ...................     $ 4.10         $19.51         $ 2.40        $ 3.66

                                                                       ANNEX C

                   INDEX TO ADDITIONAL FINANCIAL STATEMENTS

                                                                                        PAGE

                                                                                     --------

THE SECRET STATIONS: CLEVELAND, INDIANAPOLIS, PITTSBURGH

  Report of Independent Public Accountants                                               F-2

  Combined Balance Sheets as of June 30, 1996 and 1995                                   F-3

  Combined Statements of Operations for the year ended June 30, 1996 and for the
   eleven months ended June 30, 1995                                                     F-4

  Combined Statements of Cash Flows for the year ended June 30, 1996 and for the
   eleven months ended June 30, 1995                                                     F-5

  Notes to Combined Financial Statements                                                 F-6

KTXQ-FM AND KRRW-FM (DIVISIONS OF CBS INC.)

  Report of Independent Auditors                                                        F-11

  Combined Balance Sheet as of December 31, 1995                                        F-12

  Combined Statement of Income and Divisional Equity for the year ended
   December 31, 1995                                                                    F-13

  Combined Statement of Cash Flows for the year ended December 31, 1995                 F-14

  Notes to Combined Financial Statements                                                F-15

  Condensed Combined Balance Sheet (unaudited) --June 30, 1996                          F-18

  Condensed Combined Statement of Income and Divisional Equity (unaudited) --six
   months ended June 30, 1996                                                           F-19

  Condensed Combined Statement of Cash Flows (unaudited) --six months ended June
   30, 1996                                                                             F-20

  Notes to Condensed Combined Financial Statements (unaudited)                          F-21

TEXAS COAST BROADCASTERS, INC.

  Independent Auditors' Report                                                          F-22

  Balance Sheets as of December 31, 1995 and 1994                                       F-23

  Statements of Income and Retained Earnings for the years ended December 31, 1995
   and 1994                                                                             F-24

  Statements of Cash Flows for the years ended December 31, 1995 and 1994               F-25

  Notes to Financial Statements                                                         F-26

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of
Secret Communications Limited Partnership:

We have audited the accompanying combined balance sheets of THE SECRET
STATIONS: CLEVELAND, INDIANAPOLIS, PITTSBURGH, as further described in Note 1, as of June 30, 1996, and June 30, 1995, and the related combined statements of operations and cash flows for the year ended June 30, 1996 and the eleven month period ended June 30, 1995. These financial statements are the responsibility of the Station'|Als management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying combined financial statements referred to above present fairly, in all material respects, the financial position of THE SECRET STATIONS: CLEVELAND, INDIANAPOLIS, PITTSBURGH as of June 30, 1996, and June 30, 1995, and the results of their operations and their cash flows for the year ended June 30, 1996 and the eleven month period ended June 30, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Anderson LLP

Chicago, Illinois,
October 28, 1996

           THE SECRET STATIONS: CLEVELAND, INDIANAPOLIS, PITTSBURGH
                           COMBINED BALANCE SHEETS
                         AS OF JUNE 30, 1996 AND 1995

                           ASSETS
-----------------------------------------------------------
                                                                  1996           1995
                                                             -------------  -------------
CURRENT ASSETS:
 Cash and cash equivalents .................................   $   390,373    $   271,862
 Accounts receivable (net of allowance for doubtful
 accounts
  of $274,311 and $308,083 for 1996 and 1995, respectively)      8,839,769      8,403,018
 Trade receivables .........................................       339,816        294,190
 Prepaid expenses and other assets .........................       471,175        384,590
                                                             -------------  -------------
  Total current assets .....................................    10,041,133      9,353,660
                                                             -------------  -------------

PROPERTY AND EQUIPMENT, net (note 3) .......................     5,994,247      5,558,988

INTANGIBLE ASSETS, net (note 4) ............................    57,457,846     47,124,724

OTHER ASSETS ...............................................       257,545        288,770
                                                             -------------  -------------

TOTAL ASSETS ...............................................   $73,750,771    $62,326,142
                                                             =============  =============

              LIABILITIES AND PARTNERS' CAPITAL
-----------------------------------------------------------

CURRENT LIABILITIES:
 Accounts payable and accrued expenses .....................   $ 2,721,888    $ 2,379,736
 Trade payables ............................................       240,135        237,796
 Interest payable ..........................................       282,629        379,730
 Current maturities of long-term debt ......................     3,746,218              0
                                                             -------------  -------------
  Total current liabilities ................................     6,990,870      2,997,262
                                                             -------------  -------------

LONG-TERM DEBT, less current maturities (note 5)  ..........    43,247,681     38,134,680

COMMITMENTS AND CONTINGENCIES (note 6) .....................

PARTNERS' CAPITAL AND STATION EQUITY:
 Balance, beginning of period ..............................    21,194,200              0
 Net amounts transferred to central office .................     2,598,555     (8,828,048)
 Contributed capital .......................................    (3,975,956)    27,377,402
 Net income for the period .................................     3,695,421      2,644,846
                                                             -------------  -------------
 Balance, end of period ....................................    23,512,220     21,194,200
                                                             -------------  -------------

TOTAL LIABILITIES AND PARTNERS' CAPITAL ....................   $73,750,771    $62,326,142
                                                             =============  =============

The accompanying notes to combined financial statements are an integral part of these balance sheets.

           THE SECRET STATIONS: CLEVELAND, INDIANAPOLIS, PITTSBURGH
                      COMBINED STATEMENTS OF OPERATIONS
                       FOR THE YEAR ENDED JUNE 30, 1996
                AND FOR THE ELEVEN MONTHS ENDED JUNE 30, 1995

                                                          1996           1995
                                                     -------------  -------------
GROSS REVENUES .....................................   $44,233,662    $38,774,517
 Less: agency commissions ..........................     5,374,238      4,939,852
                                                     -------------  -------------
  Net revenues .....................................    38,859,424     33,834,665
                                                     -------------  -------------

OPERATING EXPENSES:
 Station operating expenses excluding depreciation
  and amortization .................................    25,657,225     21,256,349
 Depreciation and amortization .....................     4,720,615      5,213,252
 Central office general and administrative (note 7)      1,881,909      1,722,932
                                                     -------------  -------------

  Operating expenses ...............................    32,259,749     28,192,533
                                                     -------------  -------------

OPERATING INCOME ...................................     6,599,675      5,642,132

NONOPERATING EXPENSE:
 Interest expense (note 5) .........................     2,858,549      2,968,509
                                                     -------------  -------------
  Non operating expense ............................     2,858,549      2,968,509
                                                     -------------  -------------

Income before taxes ................................     3,741,126      2,673,623

Provision for city income taxes (note 2)  ..........        45,705         28,777
                                                     -------------  -------------

Net income .........................................   $ 3,695,421    $ 2,644,846
                                                     =============  =============

The accompanying notes to combined financial statements are an integral part of these statements.

           THE SECRET STATIONS: CLEVELAND, INDIANAPOLIS, PITTSBURGH
                      COMBINED STATEMENTS OF CASH FLOWS
                       FOR THE YEAR ENDED JUNE 30, 1996
                AND FOR THE ELEVEN MONTHS ENDED JUNE 30, 1995

                                                                  1996            1995
                                                            --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Income ...............................................   $  3,695,421    $  2,644,846
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization ...........................      4,720,615       5,213,252
  Loss (gain) on sale of equipment ........................         11,510         (19,464)
  Changes in assets and liabilities:
   (Increase) in receivables, net .........................       (482,377)     (1,126,237)
   (Increase) decrease in prepaid expenses and other
 assets ...................................................        (55,360)         47,415
   Increase in payables and accrued expenses ..............        344,491       1,624,879
   (Decrease) increase in interest payable ................        (97,101)        379,730
                                                            --------------  --------------
     Net cash provided by operating activities  ...........      8,137,199       8,764,421
                                                            --------------  --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisition of radio stations ............................    (14,044,983)    (57,430,078)
 Acquisition of working capital ...........................             --      (7,299,093)
 Capital expenditures .....................................     (1,462,523)       (538,897)
 Proceeds from sale of equipment ..........................          7,000          91,475
                                                            --------------  --------------
     Net cash used in investing activities ................    (15,500,506)    (65,176,593)
                                                            --------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net change in amounts transferred to central office  .....      2,598,555      (8,828,048)
 Net (payments) borrowings of long-term debt ..............      8,859,219      38,134,680
 Capital (distributions) contributions ....................     (3,975,956)     27,377,402
                                                            --------------  --------------
     Net cash provided by financing activities  ...........      7,481,818      56,684,034
                                                            --------------  --------------

NET INCREASE IN CASH AND CASH EQUIVALENTS .................        118,511         271,862

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD  .........        271,862              --
                                                            --------------  --------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD ................   $    390,373    $    271,862
                                                            ==============  ==============

The accompanying notes to combined financial statements are an integral part of these statements.

           THE SECRET STATIONS: CLEVELAND, INDIANAPOLIS, PITTSBURGH
                    NOTES TO COMBINED FINANCIAL STATEMENTS

(1) BUSINESS AND BASIS OF PRESENTATION:

   Secret Communications Limited Partnership ("Secret") owns, among others, the following radio stations: WLTF-FM/WTAM-AM, licensed to Cleveland, Ohio; WFBQ-FM/WRZX-FM/WNDE-AM licensed to Indianapolis, Indiana; and WDVE-FM/WXDX-FM, licensed to Pittsburgh, Pennsylvania (collectively, the "Stations"). The accompanying combined financial statements include the accounts of the Stations after eliminating all significant intercompany accounts and transactions.

   Secret was formed in 1994 and on August 1, 1994, the general partners of Secret contributed substantially all of the assets and debt of several radio stations to Secret. The Stations were among those included in this initial contribution with the exception of WXDX-FM, which was purchased by Secret in January 1996.

   As further described in Note 9, Secret has entered into an agreement to sell substantially all of the assets of the Stations to SFX Broadcasting, Inc. ("SFX").

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   (a) Cash Equivalents

   Cash equivalents include overnight repurchase agreements backed by United States securities.

   (b) Trade Agreements

   The Stations have entered into trade agreements which provide for the exchange of advertising time for merchandise or services and are recorded at the estimated fair market value of the goods or services to be received. Trade receivables and trade payables represent the outstanding obligations of the parties to the trade agreements as of the end of the year. Trade revenues are recognized as the advertisements are broadcast. Trade expenses are recognized as the services or merchandise is used.

   (c) Property and Equipment

   Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Repair and maintenance costs are charged to expense when incurred.

   (d) Intangible Assets

   Intangible assets are recorded at their appraised values and are amortized using the straight-line method over estimated periods of benefit up to 40 years. Should events or circumstances occur subsequent to the acquisition of a station which bring into question the realizable value or impairment of the related goodwill and intangibles, Secret will evaluate the remaining useful life and balance of intangibles and make appropriate adjustments. Secret's principal considerations in determining impairment include the strategic benefit to Secret of the particular station and the current and expected future operating income and cash flow levels of that particular station.

   (e) Revenue Recognition

   Advertising revenues are recognized as advertisements are broadcast.

   (g) Income Taxes

   The accompanying combined financial statements do not reflect provisions for federal income taxes which are reported by the partners of Secret. The income taxes reported in the accompanying statements of operations are Cleveland city income taxes paid by Secret instead of the partners.

           THE SECRET STATIONS: CLEVELAND, INDIANAPOLIS, PITTSBURGH
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)
   (h) Statement of Cash Flows

   Cash of $2,868,057 and $2,588,779 was paid for interest during the year ended June 30, 1996, and for the eleven months ended June 30, 1995, respectively. Cash of $22,000 and $48,500 was paid for city income taxes during the year ended June 30, 1996, and for the eleven month period ended June 30, 1995, respectively.

   (i) Use of Estimates

   The preparation of these combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(3) PROPERTY AND EQUIPMENT:

   Property and equipment consisted of the following at June 30, 1996, and 1995:

                                                                        ESTIMATED
                                            1996           1995        USEFUL LIVES
                                       -------------  -------------  --------------
Land .................................   $   494,862   $    494,743        --
Buildings and leasehold improvements       2,460,052      2,022,116  5-31.5 years
Broadcasting equipment ...............     4,349,516      3,633,636  5-15 years
Furniture and fixtures ...............       864,891        743,352  5 years
Business equipment ...................       398,513        270,150  5 years
Vehicles .............................       300,818        227,339  5 years
                                       -------------  -------------
                                           8,866,652      7,391,336
Less: Accumulated depreciation  ......    (2,874,405)    (1,832,348)
                                       -------------  -------------
                                         $ 5,994,247    $ 5,558,988
                                       =============  =============

(4) INTANGIBLE ASSETS:

   Intangible assets consisted of the following at June 30, 1996, and 1995:

                                                                   ESTIMATED
                                       1996           1995        USEFUL LIVES
                                 --------------  -------------  --------------
FCC Licenses ...................   $ 54,454,944    $40,820,598  25 years
Network affiliations ...........      6,334,710      6,334,710  10-25 years
Advertiser relationships  ......      4,665,873      4,410,873  7 years
Noncompete agreement ...........      3,340,279      3,240,279  5 years
Goodwill .......................      1,059,687      1,045,200  40 years
                                 --------------  -------------
                                     69,855,493     55,851,660
Less: Accumulated amortization      (12,397,647)    (8,726,936)
                                 --------------  -------------
                                   $ 57,457,846    $47,124,724
                                 ==============  =============

(5) LONG-TERM DEBT

   Long-term debt consisted of a senior reducing revolving credit facility at June 30, 1996, and 1995, which was used to recapitalize debt and to fund working capital for Secret at August 1, 1994. The debt was allocated to the Stations based on the ratio of the Station's|Al fair market value as compared to the total

           THE SECRET STATIONS: CLEVELAND, INDIANAPOLIS, PITTSBURGH
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(5) LONG-TERM DEBT  (Continued)
 fair market value of Secret at August 1, 1994. Additional borrowings and repayments were allocated based on the same ratio if these borrowings and repayments were related to the general operations of all the Secret stations. Interest expense for the year ended June 30, 1996, and the eleven month period ended June 30, 1995, was allocated to the Stations based on the same ratio.

   Borrowings under the revolving loans bear interest, at the option of Secret at LIBOR or prime, plus a margin. The margin over LIBOR or prime varies from time to time depending on Secret's ratio of debt to cash flow as defined in the agreement. The interest rate on the reducing revolver at June 30, 1996, ranged from 6.49% to 8.25%, with a weighted interest rate of 6.54%.

   Amounts outstanding under the reducing revolver are payable in quarterly installments beginning as early as June 30, 1995, and ending December 31, 2001. The amounts payable depend on the amounts then outstanding and correspondingly reduce the amount available to be borrowed. Based on debt outstanding during the period from August 1, 1994, through June 30, 1996, there were no amortization payments required to be made. Amounts outstanding under the revolving credit/term loan convert on June 30, 1997, to a term loan payable in quarterly installments ending December 31, 2001. In addition to scheduled amortization, Secret is required to repay revolving credit borrowings each calendar year of up to 50% of the excess cash flow for that calendar year as defined in the agreement, commencing with the year ending December 31, 1995. Based on financial ratios at December 31, 1995, there is no excess cash flow repayment due in 1996.

   The senior credit facility limits indebtedness, capital expenditures, and payment of distributions and requires certain financial ratios to be maintained among other restrictions. At June 30, 1996, Secret was in compliance with all provisions of its credit agreement. The senior credit facility is secured by substantially all of the assets of Secret.

   The future maturities of long-term debt are as follows:

 1997 ......... $ 3,746,218
1998 .........    7,677,861
1999 .........    8,321,742
2000 .........    9,683,901
2001 .........   11,397,266
Thereafter  ..    6,166,911
               ------------
                $46,993,899
               ============

   The fair value of the debt is equal to its carrying value.

           THE SECRET STATIONS: CLEVELAND, INDIANAPOLIS, PITTSBURGH
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

 (6) COMMITMENTS AND CONTINGENCIES:

   The Stations have entered into operating leases with initial or remaining non-cancelable terms in excess of one year. The future minimum rental payments required for all such leases as of June 30, 1996, are as follows:

           YEAR ENDING
             JUNE 30,
--------------------------------
1997 ............................  $  563,560
1998 ............................     509,252
1999 ............................     469,384
2000 ............................     448,204
2001 ............................     377,049
Future years ....................     900,144
                                  -----------
Total minimum payments required    $3,267,593
                                  ===========

   Rent expense was $605,266 and $500,683 for the year ended June 30, 1996, and for the eleven month period ended June 30, 1995, respectively.

(7) RELATED PARTY TRANSACTIONS:

   Central office general and administrative expenses represent an allocation of charges incurred by Secret's headquarters for various administrative and management services, including, but not limited to, salaries, bonuses, management fees and service fees. The charges are allocated to the Stations based on the total number of markets in which Secret owns stations. Amounts charged to the Stations do not necessarily represent the amounts that would have been incurred had the Stations operated as an unaffiliated entity. However, management believes that these charges result in a reasonable level of general and administrative expenses for the Stations.

   Included in the central office general and administrative expenses are fees charged to Secret by the two general partners for management and consulting services provided to Secret. In addition, Lane Industries, Inc., a related party to the administrative general partner of Secret, provides certain tax, legal, financial, risk management and employee benefits services for an annual fee. The amount allocated to the Stations for all such services provided by the general partners amounted to $526,551 and $461,334 for the year ended June 30, 1996, and the eleven months ended June 30, 1995, respectively.

   As described in Note 5, a portion of Secret's senior debt and interest expense has been allocated to the Stations as of June 30, 1996, and 1995, and for the periods then ended.

   The Partners' Capital and Station Equity section of the Balance Sheet consists of intercompany accounts, capital contributed by the partners and retained earnings. These accounts reflect the original acquisition of the Stations and the activity between the Stations and Secret, such as cash transfers and expense allocations.

(8) DEFERRED SAVINGS PLAN:

   Secret maintains a 401(k) savings plan in which the employees of the Stations participate. Employees must have reached age 21 and have completed one year of consecutive service to participate in the plan. Employees may contribute up to 15% of their salaries in accordance with IRS limitations. Secret matches employee contributions at a rate of 75% (up to 6%) of the employees salary. Secret's contribution to the plan related to the Stations was $277,570 and $284,634 for the year ended June 30, 1996, and for the eleven month period ended June 30, 1995, respectively.

           THE SECRET STATIONS: CLEVELAND, INDIANAPOLIS, PITTSBURGH
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

 (9) SUBSEQUENT EVENT:

   On October 15, 1996, Secret entered into a definitive agreement to sell substantially all of the assets of the Stations and substantially all of the assets of WDSY-FM/WJJJ-FM, serving Pittsburgh, Pennsylvania, to SFX. The assets to be sold include the fixed assets and the intangible assets. In addition, Secret will enter into a two-year noncompete agreement covering the Stations' markets. In consideration for the assets of the Stations and WDSY-FM/WJJJ-FM and for the noncompete agreement, SFX will pay Secret $300,000,000 on the closing date. The sale of the Stations and WDSY-FM/WJJJ-FM is subject to regulatory approval.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
CBS, Inc.

   We have audited the accompanying combined balance sheet of KTXQ-FM and KRRW-FM (divisions of CBS, Inc.) (the "Stations") as of December 31, 1995, and the related statements of income and divisional equity and cash flows for the year then ended. These financial statements are the responsibility of the Stations management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KTXQ-FM and KRRW-FM (divisions of CBS, Inc.) at December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                        Ernst & Young LLP

New York, New York
October 4, 1996

                              KTXQ-FM AND KRRW-FM
                           (DIVISIONS OF CBS, INC.)
                            COMBINED BALANCE SHEET
                              DECEMBER 31, 1995

                                    ASSETS

 Current assets:
 Cash ..................................................................   $    67,000
 Accounts receivable, net of allowance for doubtful accounts of $56,000      1,680,000
 Prepaids and other ....................................................        95,000
                                                                         -------------
   Total current assets ................................................     1,842,000
Property and equipment, net ............................................     1,862,000
Intangible assets:
 FCC licenses ..........................................................    28,300,000
 Less accumulated amortization .........................................       (68,000)
                                                                         -------------
  Total assets .........................................................   $31,936,000
                                                                         =============

                                 LIABILITIES AND EQUITY

Current liabilities:
 Accounts payable --trade ..............................................   $    32,000
 Accrued salaries and wages ............................................        60,000
 Accrued taxes .........................................................        30,000
 Other accrued expenses ................................................        39,000
 Deferred income .......................................................        35,000
                                                                         -------------
  Total current liabilities ............................................       196,000
Division equity ........................................................    31,740,000
                                                                         -------------
  Total liabilities and equity .........................................   $31,936,000
                                                                         =============

                           See accompanying notes.

                              KTXQ-FM AND KRRW-FM
                           (DIVISIONS OF CBS, INC.)
              COMBINED STATEMENT OF INCOME AND DIVISIONAL EQUITY
                         YEAR ENDED DECEMBER 31, 1995

 Net revenues .........................  $ 8,534,000

Operating expenses:
 Station operating expenses ..........     7,254,000
 Corporate expenses ..................       214,000
 Depreciation and amortization  ......     1,129,000
                                       -------------
  Total operating expenses ...........     8,597,000
                                       -------------

Loss from operations .................       (63,000)

Other (income) .......................      (152,000)

Income before taxes ..................        89,000
Federal income taxes .................       (31,000)
                                       -------------
Net income ...........................        58,000

Division equity, beginning of period      32,813,000
Net transfers to parent ..............    (1,131,000)
                                       -------------
Division equity, end of period  ......   $31,740,000
                                       =============

                           See accompanying notes.

                              KTXQ-FM AND KRRW-FM
                           (DIVISIONS OF CBS, INC.)
                       COMBINED STATEMENT OF CASH FLOWS
                              DECEMBER 31, 1995

 OPERATING ACTIVITIES
Net income .......................................................................   $    58,000
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization ..................................................     1,129,000
  Loss on sale of property and equipment .........................................        22,000
  Changes in assets and liabilities:
   Decrease in accounts receivable ...............................................       126,000
   Decrease in prepaid expenses and other assets .................................        35,000
   Decrease in accounts payable and accrued expenses .............................       (91,000)
                                                                                   -------------
Net cash provided by operating activities ........................................     1,279,000

INVESTING ACTIVITIES
Purchases of property and equipment ..............................................      (105,000)
Net cash used in investing activities ............................................      (105,000)

FINANCING ACTIVITIES
Net transfers from (to) parent ...................................................    (1,131,000)
                                                                                   -------------
Net cash used in financing activities ............................................    (1,131,000)

Net increase in cash .............................................................        43,000
Cash at beginning of period ......................................................        24,000
                                                                                   -------------
Cash at end of period ............................................................   $    67,000
                                                                                   =============

                           See accompanying notes.

                             KTXQ-FM AND KRRW-FM
                           (DIVISIONS OF CBS, INC.)
                    NOTES TO COMBINED FINANCIAL STATEMENTS
                              DECEMBER 31, 1995

1. ORGANIZATION AND BASIS OF PRESENTATION

   KTXQ and KRRW (the "Stations") are radio stations located in Dallas, Texas, owned and operated by CBS Radio Station Group, a division of CBS, Inc.

   In November 1995, CBS, Inc. was acquired by Westinghouse Electric Corporation (Westinghouse). For financial statement purposes, the acquisition was accounted for using the purchase method, with the aggregate purchase price allocated to the tangible and identifiable intangible assets based upon current estimated fair market values. The preliminary allocation resulted in a new basis of accounting for the Stations, including an decrease in the carrying amount of broadcast license of approximately $592,000, and an increase in the carrying amount of property and equipment of approximately $896,000. There were no other adjustments made to the carrying amount of assets or liabilities as a result of the acquisition. The results of operations of the Stations from the date of acquisition through December 31, 1995 are as follows:

 Net revenues ...................  $ 547,000
Operating expenses:
 Station operating expenses  ...     532,000
 Corporate expenses ............      18,000
 Depreciation and amortization       102,000
                                 -----------
  Total operating expenses  ....     652,000
                                 -----------
Operating loss .................   $(105,000)
                                 ===========

   The purchase price allocation is preliminary and is subject to change.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONCENTRATION OF CREDIT RISK

   The Stations revenue and accounts receivable primarily relate to advertising of products and services within the radio station's broadcast area in Dallas, Texas. Credit is extended based on an evaluation of the customers financial condition, and generally, collateral is not required. Credit losses are provided for in the financial statements and consistently have been within managements expectations.

PROPERTY AND EQUIPMENT AND BROADCAST LICENSE AND GOODWILL

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets. Broadcast license and goodwill are amortized using the straight-line method over 40 years.

   In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets carrying amount. The adoption of Statement 121 in 1996 is not expected to have a material effect on the financial statements.

FEDERAL INCOME TAXES

   The Stations are included in the consolidated federal income tax return of CBS, Inc. or Westinghouse. For purposes of the accompanying financial statements, income taxes have been calculated on a

                             KTXQ-FM AND KRRW-FM
                           (DIVISIONS OF CBS, INC.)
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1995
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) separate company basis. The difference between income taxes computed on income before taxes at the statutory federal rate and the provision for income taxes for 1995 relates primarily to nondeductible amortization for federal income tax purposes. Deferred taxes are included in the division equity account.

BARTER TRANSACTIONS

   The Stations barter unsold advertising time for products and services. Such transactions are recorded in the financial statements at the estimated fair value of the products or services received. Barter revenue is recorded when commercials are broadcast and related expenses are recorded when the bartered product or service is used. For the year ended December 31, 1995, the Stations recorded barter revenue of approximately $251,000 and barter expense of approximately $233,000.

USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMITMENTS

   The Stations lease office space and various equipment under operating leases. Total rent expense was $311,000 for the year ended December 31, 1995.

   Future minimum payments in the aggregate for all noncancelable operating leases with initial terms of one year or more consist of the following at December 31, 1995:

 1996 ........................... $   266,000
1997 ...........................     329,000
1998 ...........................     312,000
1999 ...........................     307,000
2000 ...........................     308,000
                                 -----------
  Total minimum lease payments    $1,522,000
                                 ===========

4. EMPLOYEE BENEFIT PLANS

   Employees of the Stations who elect to participate and who have met certain eligibility requirements are covered by the employee benefit plans offered by CBS, Inc., including medical, disability and dental insurance, a defined contribution plan (i.e., an employee savings plan), and a defined pension plan. Under the defined contribution plan, employees may contribute up to 12.5% of their annual compensation subject to Internal Revenue Code limitations. The stations recorded expenses of $516,000 in 1995 related to benefits provided to employees under the benefit plans. In addition, the Stations paid approximately $12,000 in 1995 for plan administration costs.

                             KTXQ-FM AND KRRW-FM
                           (DIVISIONS OF CBS, INC.)
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1995
 5. RELATED PARTY TRANSACTIONS

   CBS, Inc. provides certain services and pays certain costs related to the operations of the Stations, including but not limited to, benefits administration, payroll services, legal services and data processing charges. Corporate expenses charged to the Stations for the year ended December 31, 1995 (excluding the benefit expenses in Note 4) were $214,000.

6. SUBSEQUENT EVENT

   In May 1996, CBS, Inc. entered into an agreement to exchange certain assets of the Stations for certain assets of radio station WHFS, Washington, D.C., owned by SFX Broadcasting, Inc. The transaction is expected to be accounted for as a like-kind exchange of assets under the provisions of the Internal Revenue Code and be substantially tax free and accounted for as a non-monetary transaction for financial statement purposes.

                             KTXQ-FM AND KRRW-FM
                           (DIVISIONS OF CBS, INC.)
                 CONDENSED COMBINED BALANCE SHEET (UNAUDITED)
                                JUNE 30, 1996

                                 ASSETS
 Current assets:
 Accounts receivable, net of allowance for doubtful accounts of
 $47,000 ..............................................................   $ 2,458,000
 Prepaids and other ...................................................       253,000
                                                                        -------------
  Total current assets ................................................     2,711,000
Property and equipment, net ...........................................     1,703,000
Intangible assets:
 FCC licenses .........................................................    28,300,000
 Less accumulated amortization ........................................      (422,000)
                                                                        -------------
  Total assets ........................................................   $32,292,000
                                                                        =============
                         LIABILITIES AND EQUITY
Current liabilities:
 Accounts payable --trade .............................................   $    28,000
 Accrued salaries and wages ...........................................        90,000
 Accrued taxes ........................................................       423,000
 Other accrued expenses ...............................................       134,000
                                                                        -------------
  Total current liabilities ...........................................       675,000
Division equity .......................................................    31,617,000
                                                                        -------------
  Total liabilities and equity ........................................   $32,292,000
                                                                        =============

                           See accompanying notes.

                              KTXQ-FM AND KRRW-FM
                           (DIVISIONS OF CBS, INC.)
   CONDENSED COMBINED STATEMENT OF INCOME AND DIVISIONAL EQUITY (UNAUDITED)
                        SIX MONTHS ENDED JUNE 30, 1996

 Net revenues ........................ $ 4,568,000
Operating expenses:
 Station operating expenses .........    3,318,000
 Depreciation and amortization  .....      531,000
                                      ------------
  Total operating expenses ..........    3,721,000
                                      ------------
Income from operations ..............      719,000
Other (income) ......................      (74,000)
Income before taxes .................      793,000
Federal income taxes ................     (423,000)
                                      ------------
Net income ..........................      370,000
Division equity, beginning of period    31,740,000
Net transfers to parent .............     (493,000)
                                      ------------
Division equity, end of period  .....  $31,617,000
                                      ============

                           See accompanying notes.

                              KTXQ-FM AND KRRW-FM
                           (DIVISIONS OF CBS, INC.)
            CONDENSED COMBINED STATEMENT OF CASH FLOWS (UNAUDITED)
                        SIX MONTHS ENDED JUNE 30, 1996

 Net cash provided by operating activities    $ 444,000
INVESTING ACTIVITIES
Purchase of property and equipment  .......     (18,000)
                                            -----------
Net cash provided by investing activities       (18,000)
FINANCING ACTIVITIES
Net transfers from (to) parent ............    (493,000)
                                            -----------
Net cash used in financing activities  ....    (493,000)
Net decrease in cash ......................     (67,000)
Cash at beginning of period ...............      67,000
                                            -----------
Cash at end of period .....................   $      --
                                            ===========

                           See accompanying notes.

                              KTXQ-FM AND KRRW-FM
                           (DIVISIONS OF CBS, INC.)
         NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)
                                JUNE 30, 1996

1. BASIS OF PRESENTATION

   The condensed combined unaudited financial statements included herein have been prepared by KTXQ and KRRW (the "Stations") pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed combined financial statements should be read in conjunction with the audited financial statements and notes thereto of the Stations for the year ended December 31, 1995.

   The financial information included herein reflects all adjustments (consisting of normal recurring adjustments) except for the allocation of corporate expenses which are provided by Westinghouse Electric Corporation only on an annual basis. The adjustments are, in the opinion of management, necessary to a fair presentation of the results for interim periods. The results of operations for the six month period ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.

2. PENDING TRANSACTION

   In May 1996, CBS, Inc. entered into an agreement to exchange certain assets of the Stations for certain assets of radio station WHFS, Washington, D.C., owned by SFX Broadcasting, Inc. The transaction is expected to be accounted for as a like-kind exchange of assets under the provisions of the Internal Revenue Code and be substantially tax free and accounted for as a non-monetary transaction for financial statement purposes.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Texas Coast Broadcasters, Inc.:

We have audited the accompanying balance sheets of Texas Coast Broadcasters, Inc. as of December 31, 1995 and 1994, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Coast Broadcasters, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                /s/ Mohle, Adams, Till, Guidry & Wallace LLP

                                Certified Public Accountants

March 6, 1996

                        TEXAS COAST BROADCASTERS, INC.
                                BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1994

                                    ASSETS

                                                                       1995          1994
                                                                  ------------  ------------
Current assets:
Cash and cash equivalents .......................................   $  867,722    $1,511,912
Accounts receivable --trade (less allowance for doubtful
 accounts of $38,100 and $40,000) ...............................      810,778       732,500
Other current assets ............................................       42,781        31,790
Short-term investments (Note 2) .................................           --        50,207
Environmental escrow account (Note 5) ...........................      500,000            --
                                                                  ------------  ------------
  Total current assets ..........................................    2,221,281     2,326,409
Investments (Note 2) ............................................      472,646       116,318
Property and equipment (Note 3) .................................      192,924       240,250
                                                                  ------------  ------------
  Total assets ..................................................   $2,886,851    $2,682,977
                                                                  ============  ============

                             LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses ...........................   $  244,361    $  209,540
Deferred income taxes (Note 4) ..................................       27,059        24,640
                                                                  ------------  ------------
  Total current liabilities .....................................      271,420       234,180
                                                                  ------------  ------------
Shareholders' equity:
Common stock--par $10, 100,000 shares authorized, ...............
10,000 shares issued and outstanding ............................   $  100,000    $  100,000
Additional paid in capital ......................................      111,153       111,153
Retained earnings ...............................................    2,404,278     2,237,644
                                                                  ------------  ------------
  Total shareholders' equity ....................................    2,615,431     2,448,797
                                                                  ------------  ------------
  Total liabilities and shareholders' equity ....................   $2,886,851    $2,682,977
                                                                  ============  ============

The accompanying notes are an integral part of the financial statements.

                        TEXAS COAST BROADCASTERS, INC.
                  STATEMENTS OF INCOME AND RETAINED EARNINGS
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                               1995          1994
                                          ------------  ------------
Revenues ................................   $4,538,630    $4,871,684
Less agency commissions .................      458,072       563,482
                                          ------------  ------------
  Net revenues ..........................    4,080,558     4,308,202
Station operating expenses ..............    2,981,120     2,853,213
Depreciation ............................       52,618        78,190
                                          ------------  ------------
  Total operating expenses ..............    3,033,738     2,931,403
                                          ------------  ------------
Operating income ........................    1,046,820     1,376,799
Other Income ............................       58,137        38,652
                                          ------------  ------------
  Income before income taxes ............    1,104,957     1,415,451
Income taxes (Note 4) ...................       48,323        62,611
                                          ------------  ------------
  Net income ............................   $1,056,634    $1,352,840
                                          ============  ============
Retained earnings at beginning of period    $2,237,644    $1,814,804
Net income ..............................    1,056,634     1,352,840
Dividends paid ..........................     (890,000)     (930,000)
                                          ------------  ------------
Retained earnings at end of period  .....   $2,404,278    $2,237,644
                                          ============  ============

The accompanying notes are an integral part of the financial statements.

                        TEXAS COAST BROADCASTERS, INC.
                           STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                                 1995          1994
                                                            ------------  ------------
Operating Activities:
Net income ................................................   $1,056,634    $1,352,840
Adjustments to reconcile net income to net cash provided
 by operating activities ..................................
  Amortization of zero coupon bond interest ...............       (3,608)       (3,765)
  Depreciation ............................................       52,618        78,190
  Gain on sale of investments .............................       (3,929)           --
  Changes in assets and liabilities:
   Increase in receivables ................................      (78,278)       33,925
   Increase in other current assets .......................      (12,543)       (1,768)
   Increase in accounts payable and accrued expenses  .....       34,821       (13,755)
   Increase in deferred income taxes ......................        2,419           (26)
                                                            ------------  ------------
    Net cash provided by operating activities .............    1,048,134     1,445,641
                                                            ------------  ------------
Investing Activities:
Purchases of equipment ....................................       (5,292)      (15,358)
Collections of other current assets .......................        1,552        11,033
Transfer of funds to environmental escrow account  ........     (500,000)           --
Purchases of investments ..................................     (453,856)           --
Proceeds from sale of investments .........................      155,272            --
                                                            ------------  ------------
    Net cash (used) by investing activities ...............     (802,324)       (4,325)
                                                            ------------  ------------
Financing Activities:
Dividends paid ............................................     (890,000)     (930,000)
                                                            ------------  ------------
    Net cash (used) by financing activities ...............     (890,000)     (930,000)
                                                            ------------  ------------
Net (decrease) in cash ....................................     (644,190)      511,316
Cash and cash equivalents at beginning of year  ...........    1,511,912     1,000,596
                                                            ------------  ------------
Cash and cash equivalents at end of year ..................   $  867,722    $1,511,912
                                                            ============  ============
Supplemental disclosures:
Amounts paid for franchise taxes ..........................   $   62,637    $   36,545
Amounts paid for interest .................................           --            --

The accompanying notes are an integral part of the financial statements.

                        TEXAS COAST BROADCASTERS, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1995 AND 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

   Texas Coast Broadcasters, Inc. (the "Company") operates two radio stations (KQUE and KNUZ)in the Houston, Texas market.

 Cash and Cash Equivalents

   All highly liquid investments with original maturity of less than three months are classified as cash equivalents.

 Investments

   Investments consist of debt securities carried at cost net of amortized premium or discount. Interest income is reflected in the Statement of Income and Retained Earnings as other income. Realized gain or loss is calculated using historical cost determined under specific identification. Unrealized gain or loss as well as the change in unrealized gain or loss is not included in these financial statements other than as a disclosure item.

 Property and Equipment

   Property and equipment are stated at cost. Depreciation is provided primarily on accelerated methods over the estimated useful lives of the assets as follows:

 Buildings and improvements  ...   10 -25 years
Equipment and furniture  ......     5 -7 years

 Barter Transactions

   The Company barters advertising time for products and services. Such transactions are recorded in the financial statements at the estimated fair value of the products or services received.

 Income Taxes

   The Company, with the consent of its shareholders, has elected to be an S Corporation under the Internal Revenue Code. Under those provisions, the Company does not incur federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their proportionate shares of the Company's taxable income.

   The Company has adopted FAS No. 109, "Accounting for Income Taxes." FAS 109 requires the use of the liability method of computing deferred income taxes.

   The provision for income taxes consists primarily of the current and deferred portions of state franchise taxes imposed by the State of Texas which are calculated on income.

 Accounting Changes

   In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for investments held as of or acquired after January 1, 1994. No cumulative effect adjustment was recorded at adoption.

                        TEXAS COAST BROADCASTERS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 1995 AND 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
  Estimates

   The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

   The most significant estimates or assumptions contained in these financial statements are the following:

   1. Management's estimate of the allowance for bad debts.

   2.  The estimated useful lives of property and equipment.

   3. Estimates concerning loss contingencies including the environmental clean up matter.

(2) INVESTMENTS

   Investments at December 31, 1995 and 1994, are classified as held to maturity consistent with the Company's ability and intent to hold the securities until maturity and are presented as follows:

                               1995        1994
                           ----------  ----------
Debt securities ..........
 Cost ....................   $472,646    $166,525
 Estimated market value  .    478,816     163,368
 Unrealized gains
  (losses) ...............      6,170      (3,157)
 Change in unrealized
  gain ...................      9,327         N/A

   The securities are composed primarily of municipal bonds and municipal bond investment trusts with estimated market values determined from broker statements. One of the bonds with a face value of $45,000 matures in 1997. The balance of the cost of securities will mature in stages over the next 5-10 years.

(3) PROPERTY AND EQUIPMENT

   Property and Equipment at December 31, 1995 and 1994, consist of the following:

                                1995         1994
                            -----------  -----------
Land ......................  $   95,590   $   95,590
Buildings and improvements      158,392      158,392
Equipment and furnishings     1,360,487    1,355,195
                            -----------  -----------
                              1,614,469    1,609,177
Accumulated depreciation  .   1,421,545    1,368,927
                            -----------  -----------
                             $  192,924   $  240,250
                            ===========  ===========

                        TEXAS COAST BROADCASTERS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 1995 AND 1994

(4) INCOME TAXES

   The income tax provision consists of the following:

                   1995       1994
                ---------  ---------
State current     $45,904    $62,637
State deferred      2,419        (26)
                ---------  ---------
                  $48,323    $62,611
                =========  =========

   The net deferred tax liability at December 31, 1995 and 1994, results from the Company utilizing the cash basis of accounting for income tax purposes versus the accrual basis for financial statement purposes and is reflected in detail as follows:

                                           1995         1994
                                       -----------  ----------
Deferred Tax Assets ..................
 Accounts payable and accrued
  expenses ...........................   $ 10,192     $  9,429
 Valuation allowance .................         --           --
                                       -----------  ----------
  Total deferred tax assets ..........     10,192        9,429
                                       -----------  ----------
Deferred Tax Liabilities .............
 Accounts receivable .................    (36,485)     (32,962)
 Other current assets ................       (766)      (1,107)
                                       -----------  ----------
  Total deferred tax liabilities  ....    (37,251)     (34,069)
                                       -----------  ----------
  Net deferred tax liabilities  ......   $(27,059)    $(24,640)
                                       ===========  ==========

   A reconciliation between the effective tax rate versus the statutory state rate of 4.5% is as follows:

                                   1995       1994
                                ---------  ---------
Income taxes at statutory rate    $49,723    $63,695
Non-taxable municipal interest       (302)      (383)
Other .........................    (1,098)      (701)
                                ---------  ---------
                                  $48,323    $62,611
                                =========  =========

(5) COMMITMENTS AND CONTINGENCIES

   The Company has entered into various broadcast rights agreements as well as service contracts and employment contracts. Future minimum payments in the aggregate for all employment agreements and service contracts consist of the following at December 31, 1995:

 1996  ..................... $273,301
1997  .....................   231,632
1998  .....................   173,301
1999  .....................    43,325
2000  .....................        --
                            ----------
                             $721,559
                            ==========

                        TEXAS COAST BROADCASTERS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 1995 AND 1994

                (5) COMMITMENTS AND CONTINGENCIES  (Continued)
    The Company has discovered some possibility of environmental contamination on one of its tower sites. An investigation and site study is in the initial stages. Presently management's intention is to attempt to remediate the site, if any contamination is discovered in the site study. An escrow fund has been established with $1,000,000 in 1995 for possible clean up costs. Texas Coast Broadcasters, Inc. has deposited $500,000 into the escrow fund and SFX Broadcasting Inc. has also deposited $500,000. A reliable estimate of the total clean up costs, if any, can not be made at this time but managements believes the $1,000,000 escrow fund should be more than sufficient to cover the costs.

(6) PENDING SALE

   In late 1995, the Company entered into an agreement with SFX Broadcasting, Inc. whereby SFX will purchase the license, property and equipment of both radio stations KQUE and KNUZ for $38,000,000 pending regulatory approval. The sale is expected to be consummated in the spring of 1996.

(7) CONCENTRATION OF CREDIT RISK

   The Company's revenue and accounts receivable primarily relate to advertising of products and services within the radio stations' broadcast areas in Houston, Texas. Credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. The Company also maintains cash in deposit accounts with financial institutions in excess of the insured amounts.